FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Holdings Announces Issuance of Stock Acquisition Rights for Stock Option Plan]

2.	[(English Translation) Notice of Convocation of the Ordinary General Meeting of Shareholders]

3.	[(English Translation) Nomura Group Report for the Fiscal Year Ended March 31, 2005]

4.	[Nomura Announces Results of Stock Repurchase Program from the Market]

5.	[Nomura 101st Ordinary General Meeting of Shareholders & Meeting Proceedings]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, May 27, 2005

Nomura Holdings Announces Issuance of Stock Acquisition Rights for Stock Option Plan

Nomura Holdings, Inc. (the “Company”) announced today that its Executive Management Board* has approved the issuance of stock acquisition rights in conjunction with the Company stock option plan. The issuance is in accordance with both Articles 280-20 and 280-21 of the Commercial Code of Japan as well as a resolution passed at the 100th Annual General Meeting of Shareholders held on June 25, 2004. The stock acquisition rights will be used as a means of both enhancing performance-based incentives for directors, executive officers and employees of Company and its subsidiaries, as well as in order to acquire talented personnel. Complete details of the issuance are found on the following pages.

The number of stock acquisition rights to be granted to individual directors and executive officers of the Company shall be in accordance with the applicable Compensation Committee resolution.

*The Executive Management Board consists of a number of executive officers and, via Board of Directors resolution, decides important business matters including the issuance of stock acquisition rights.

Details of Stock Acquisition Rights

1.	Issue Date of Stock Acquisition Rights

June 3, 2005

2.	Total Number of Stock Acquisition Rights to be Issued

806 stock acquisition rights

(The number of shares per stock acquisition right shall be 1,000 shares)

3.	Issue Price of Stock Acquisition Rights

0 yen

4.	Type / Number of Shares Under Stock Acquisition Rights

806,000 shares of the Company’s common stock

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	×	Ratio of Split or Consolidation

In the event that new shares are issued or the treasury shares are disposed of at a price below the market price (excluding any case of the exercise of stock acquisition rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	×	Exercise Price Before Adjustment Adjusted Exercise Price

Please refer to 5. for the adjusted exercise price.

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split or capital reduction of the Company or in any other similar event where an adjustment of the number of shares shall be required, the Company may appropriately adjust the number of shares to a reasonable extent.

5.	Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen per share.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	×	1 Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding any case of the exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

				Number of Outstanding Shares		Number of Newly Issued Shares	×	Paid-in Amount per Share
					+	Market Price per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	×	Number of (Outstanding + Newly Issued) Shares

Regarding the above formula, in the event that the Company sells its treasury shares, the “Number of Newly Issued Shares” shall be replaced by the “Number of Treasury Shares Sold”.

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split or capital reduction of the Company or in any other similar case where an adjustment of the Exercise Price shall be required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

6.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

806,000 yen

7.	Amount Credited in Stated Capital of Issue Price

The amount credited in stated capital of issue price per share is one (1) yen.

8.	Exercise Period of Stock Acquisition Rights

From June 4, 2007 to June 3, 2012

9.	Conditions for the Exercise of Stock Acquisition Rights

(1)	Stock acquisition rights may not be exercised partly.

(2)	The holder of stock acquisition rights (the “Optionee”) must satisfy all of the following conditions:

i)	The Optionee maintains the position of a director, executive officer or employee of the Company or a company (hereinafter collectively referred to as the “Company’s Subsidiary”), a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain the position of a director, executive officer or employee of the Company or the Company’s Subsidiary in cases where the Optionee loses such position on account of either of the following situations:

a)	When the Optionee is a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	When the Optionee is an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following categories:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	There is any other reason similar to a).

(3)	Regarding successors of the Optionee, the Optionee must have satisfied both conditions in 2. i) and ii) above immediately prior to the occurrence of succession.

10.	Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

11.	Restriction on Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

12.	Certificates of Stock Acquisition Rights

Certificates of stock acquisition rights shall be issued only upon the request of Optionees.

13.	Number of Stock Acquisition Rights Holders

A total of 138 directors, executive officers and employees of the Company and its subsidiaries.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

[English Translation]

(Code: 8604)

May 31, 2005

To: Shareholders
Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 101st Ordinary General Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting with the enclosed proxy card in your hand.

In the event that you are unable to attend the meeting, you may exercise your voting rights via correspondence or internet. Please review the proposals described later, indicate your approval or disapproval of the proposals on the enclosed proxy card and, after affixing your seal impression thereon, return the card to the Company or exercise your voting rights through the website specified by the Company (http://www.evote.jp/). (Japanese only)

Description
1.	Date and Time:	10:00 a.m. on Tuesday, June 28, 2005

2.	Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor) 2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.	Report on the 101st fiscal year’s (April 1, 2004 to March 31, 2005) business report, balance sheet (as of March 31, 2005) and income statement.

2.	Report on the 101st fiscal year’s consolidated balance sheet (as of March 31, 2005) and consolidated income statement and audit report of the independent accountants and the audit committee on such consolidated financial statements

3.	Report on the appropriation of retained earnings for the 101st fiscal year and its reason, etc.

Matters to be Resolved:

1.	Amendment to the Articles of Incorporation (as described later in the attached “Reference Material Regarding the Exercise of Voting Rights”).

2.	Issuance of Stock Acquisition Rights as Stock Options (as described later in the attached “Reference Material Regarding the Exercise of Voting Rights”).

3.	Election of Eleven Directors.

Attachments to Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the Year Ended March 31, 2005

(April 1, 2004 – March 31, 2005)

I.	Overview of Business Activities

1.	Our Management Policy and Structure of Business Operations

Our vision is to firmly establish our status as a “globally competitive Japanese financial institution”. Amid the liberalization and internationalization of Japan’s financial market advanced by the market reform, we will seek to realize our vision by capturing the securities business from a broader perspective, strengthening and expanding our base in the domestic businesses and consolidating our comprehensive capabilities domestically and overseas.

We intend to maintain an average consolidated ROE of 10 to 15% over the medium- to long-term as a management target to increase shareholders’ value.

In executing our business strategy, we focus on business lines, which are linked globally, rather than individual legal entities. In order to accelerate our business on a global scale, from 1st April 2005, we have undertaken certain reorganizations in our business lines. Under the reorganizations, our Global Wholesale has been segmented to Global Markets, Global Investment Banking, Global Merchant Banking, which combined with Domestic Retail and Asset Management will consist of five business lines. In addition, within Global Markets, together with Global Fixed Income and Global Equity, we have established Asset Finance as a new business line.

We have established these business lines to meet client requirements, with the objective to expand and strengthen our business both at home and abroad. In order to achieve this, we have delegated appropriate executive authority to each of the respective business lines, with the aim to increase our competitive position through the continuation of establishing a solid platform via linkages between the business lines and enhancement of professional skills within each business line.

Business Line:

2.	Progress and Achievement of Our Business Activities

(1) Summary

The Japanese economy has been at a standstill since summer 2004 due mainly to inventory adjustments in the information technology and digital sectors. At the same time, the basic materials industry remained robust due to tight supply and demand globally. The stock market reached a high in April, quickly factoring in the peak in the economy, before hitting a downturn and trading within a narrow range. The TOPIX index rebounded from December on the back of expectations of an economic recovery in the fiscal year ended March 31, 2006 and was back near the April 2004 high in March 2005. In the market, interest rose in regards to offering returns to stockholders through such moves as paying out dividends and enacting share buybacks, while mergers and acquisitions came under the spotlight. From a supply and demand standpoint, foreign investors continued to be a major driver in the period as net buyers to the tune of more than 6 trillion yen. The debt market, meanwhile, saw the yield on the newly issued 10-year Japanese Government bonds rise to around 1.8% in June and July 2004 in step with improved business confidence. The yield then moved between about 1.3-1.6%.

Amid this environment, we reported net revenue of 799.2 billion yen for the year ended March 31, 2005, a decrease of 0.5% from the prior year. Non-interest expenses were 594.4 billion yen, an increase of 14% from the prior year.

Income before income taxes was 204.8 billion yen for the year ended March 31, 2005, down 28% from the prior year. Net income was 94.7 billion yen, 45% below the prior year.

Total assets were 34.5 trillion yen at March 31, 2005, an increase of 4.7 trillion yen from March 31, 2004, and total shareholders’ equity increased by 82.7 billion yen from March 31, 2004, to 1,868.4 billion yen at March 31, 2005. Our return on equity was 5.2% for the year ended March 31, 2005.

(2) Business Segments

a.	Operating Results of Domestic Retail

	Millions of yen
	Year ended March 31,
	2004	2005
Non-interest revenue	¥304,035	¥301,464
Net interest revenue	1,722	2,903

Net revenue	305,757	304,367
Non-interest expenses	226,213	223,200

Income before income taxes	¥79,544	¥81,167

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, domestic bonds, foreign currency bonds and a variety of other financial products. Net revenue decreased by 0.5% from 305,757 million yen for the year ended March 31, 2004 to 304,367 million yen for the year ended March 31, 2005. Non-interest expenses decreased by 1% from 226,213 million yen for the year ended March 31, 2004 to 223,200 million yen for the year ended March 31, 2005. As a result, income before income taxes increased by 2% from 79,544 million yen for the year ended March 31, 2004 to 81,167 million yen for the year ended March 31, 2005.

b.	Operating Results of Global Wholesale

	Millions of yen
	Year ended March 31,
	2004	2005
Non-interest revenue	¥290,845	¥264,848
Net interest revenue	74,891	61,022

Net revenue	365,736	325,870
Non-interest expenses	227,227	239,502

Income before income taxes	¥138,509	¥86,368

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow. Net revenue decreased by 11% from 365,736 million yen for the year ended March 31, 2004 to 325,870 million yen for the year ended March 31, 2005, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses increased by 5% from 227,227 million yen for the year ended March 31, 2004 to 239,502 million yen for the year ended March 31, 2005. As a result, income before income taxes decreased by 38% from 138,509 million yen for the year ended March 31, 2004 to 86,368 million yen for the year ended March 31, 2005. In April 2004, the Global Wholesale segment was reorganized in order to enhance specialty services and strengthen our global structure. During the year ended March 31, 2005, the Global Wholesale consisted of three business lines: Global Markets, which was composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

Global Markets

Net revenue decreased by 14% from 284,147 million yen for the year ended March 31, 2004 to 243,087 million yen for the year ended March 31, 2005, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses increased by 12% from 163,304 million yen for the year ended March 31, 2004 to 182,901 million yen for the year ended March 31, 2005. As a result, income before income taxes decreased by 50% from 120,843 million yen for the year ended March 31, 2004 to 60,186 million yen for the year ended March 31, 2005.

Investment Banking

Net revenue increased by 6% from 70,869 million yen for the year ended March 31, 2004 to 75,445 million yen for the year ended March 31, 2005, partly due to a revitalization in equity capital markets. Non-interest expenses decreased by 14% from 53,703 million yen for the year ended March 31, 2004 to 46,231 million yen for the year ended March 31, 2005, due primarily to restructuring of business operations. As a result, income before income taxes increased by 70% from 17,166 million yen for the year ended March 31, 2004 to 29,214 million yen for the year ended March 31, 2005.

Merchant Banking

Net revenue decreased by 32% from 10,720 million yen for the year ended March 31, 2004 to 7,338 million yen for the year ended March 31, 2005, primarily due to funding costs for its assets in Europe, although there were exit transactions and a rise in the fair value of investments for this period. Non-interest expenses increased by 1% from 10,220 million yen for the year ended March 31, 2004 to 10,370 million yen for the year ended March 31, 2005. As a result, income before income taxes was 500 million yen for the year ended March 31, 2004 and loss before income taxes was 3,032 million yen for the year ended March 31, 2005.

c.	Operating Results of Asset Management

	Millions of yen
	Year ended March 31,
	2004	2005
Non-interest revenue	¥34,300	¥42,239
Net interest revenue	1,657	1,283

Net revenue	35,957	43,522
Non-interest expenses	37,004	36,086

Income (loss) before income taxes	¥(1,047)	¥7,436

Net revenue increased by 21% from 35,957 million yen for the year ended March 31, 2004 to 43,522 million yen for the year ended March 31, 2005, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. Non-interest expenses decreased by 2% from 37,004 million yen for the year ended March 31, 2004 to 36,086 million yen for the year ended March 31, 2005. As a result, loss before income taxes was 1,047 million yen for the year ended March 31, 2004 and income before income taxes was 7,436 million yen for the year ended March 31, 2005.

d.	Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Income before income taxes was 8,499 million yen for the year ended March 31, 2004 and 12,611 million yen for the year ended March 31, 2005.

(3)	Financial Position

Total assets at March 31, 2005 were 34.5 trillion yen, up 4.7 trillion yen, compared with March 31, 2004, reflecting an increase in trading-related assets. Total liabilities at March 31, 2005 were 32.6 trillion yen, up 4.7 trillion yen, compared with March 31, 2004, reflecting an increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables/payables arising from unsettled trades (included in receivables or payables).

3.	Our Current Challenges

The business environment which we are facing, continues to change at a rapid pace on the back of further structural adjustments in the domestic money flows as well as deregulation taking place within the economy. In this environment, we will continue to analyze markets, viewing the securities business from a wider perspective, accelerate our global operations to meet the diverse requirements of our customers on a prompt and flexible basis, with the ultimate objective in providing the best service for various types of investments.

In Domestic Retail, we will aim to expand and strengthen our customer base and assets under management, through a more extensive approach in ensuring that we are able to meet our customers’ diversifying requirements. In addition, we will continue our efforts in areas such as investor education programs, in order to expand the investor universe, leading to further activity in the financial markets.

In Global Markets, through the advancement of professional skills in Global Fixed Income, Global Equity and Asset Finance, as well as close coordination with Domestic Retail and Global Investment Banking, we will aim to solidify a strong platform in providing solutions to meet the diversifying requirements of our customers.

In Global Investment Banking, we aim to promptly provide high value added solutions, such as Balance Sheet Operations enhancing shareholder value, M&A ideas on a global scale to Japanese corporations who are now in a position of excess cash, having experienced a recovery in earnings, after intensive restructurings.

In Global Merchant Banking, we will commit our own capital towards investment projects (invest towards companies) expanding our business. Through cross coordination between business lines, we will undertake to increase the value of our investments with the aim to maximize our return through exiting such investments.

In Asset Management, we continue to enhance performance by continuing to offer a variety of investment opportunities, and increasing assets under management, through maintaining a strong sales support system and delivering products which are best suited to our customers. On defined contribution pension plan business, in the anticipation that more companies will adopt defined contribution pension plans, through enhancing the offering of integrated services ranging from consulting for plan implementation and investment education to supply products, we aim to further broaden our customer base.

We will aim to fully utilize our combined strengths on an expedient basis, continuing our efforts in the development of the Japanese economy and expansion of its financial market, whilst expanding our client horizon and strengthen our earnings base, to enhance shareholder value.

4.	Our Financing

With respect to financing, the Company has continued to improve the efficiency of the group’s cash management structure by achieving operational efficiencies in cash management activities through utilizing residual cash amongst the Nomura Group companies and by centralizing its external funding activities at the Company and the core funding entity, namely Nomura Europe Finance N.V.

At the same time, the Company has strived to construct an optimal corporate finance structure by accommodating the firm’s liability structure with the liquidity requirements of its assets in order to safeguard the liquidity of the firm.

5.	Our Capital Expenditures

Capital expenditures were mainly made with a focus on investing in systems related to the securities businesses aiming to support business promotion of the domestic and global business lines. Specifically, investments were made on: the development of next generation system infrastructure designed to meet a diversity and expansion of business in the future, the start of new domestic retail business in which Nomura Securities Co., Ltd., ties up with several banks and they intermediate securities investment orders from their customers to Nomura Securities Co., Ltd., the improvement of certain functions and services of “Nomura Home Trade”, the on-line trading service, and system enhancements for the trading system in the wholesale business area.

Capital expenditures were also made on opening new domestic branches by Nomura Securities Co., Ltd., in order for further enhancement of a service network of domestic retail business. In this fiscal year, Hachinohe, Ohta, Sasebo and Kumagaya branches were newly opened.

6.	Results of Operations and Assets

(1) Our Consolidated Results of Operations and Assets

(in billions of yen except per share data in yen)

Japanese GAAP		U.S. GAAP
	Year		Year
Category	2002 (4/1/01 – 3/31/02)	Category	2003 (4/1/02 – 3/31/03)	2004 (4/1/03 – 3/31/04)	2005 (4/1/04 – 3/31/05)
Operating revenue	1,121.7	Total revenue	807.7	1,045.9	1,126.2
Net operating revenue	705.3	Net revenue	566.3	803.1	799.2
Ordinary income	192.3	Income before income taxes	47.4	282.7	204.8
Net income	102.8	Net income	119.9	172.3	94.7
Net income per share-basic	52.32	Net income per share-basic	61.26	88.82	48.80
Net income per share-diluted	52.22	Net income per share-diluted	61.26	88.82	48.77
Total assets	18,177.7	Total assets	21,169.4	29,753.0	34,488.9
Net assets (Shareholders’ Equity)	1,705.0	Net assets (Shareholders’ Equity)	1,642.3	1,785.7	1,868.4

Note 1:	The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in Japan as applicable to broker-dealers for the year ended March 31, 2002. From the year ended March 31, 2003, the policies conform to accounting principles generally accepted in the United States as applicable to broker-dealers.

Note 2:	“Income before income taxes” for the year ended March 31, 2003 represents “Income before income taxes and cumulative effect of accounting change”.

(2) The Company’s Non-Consolidated Results of Operations and Assets

(in billions of yen except per share data in yen)

Category	Year
	2002 (4/1/01 – 3/31/02)	2003 (4/1/02 – 3/31/03)	2004 (4/1/03 – 3/31/04)	2005 (4/1/04 – 3/31/05)

Operating revenue	269.1	102.6	135.3	269.6
Commissions	110.5
Net gain on trading	88.0
Property and equipment fee revenue	30.1	60.9	63.0	55.8
Rent revenue	15.7	30.7	29.9	29.5
Royalty on trademark	2.6	5.1	6.9	14.9
Dividend from subsidiaries		—	29.4	162.2
Ordinary income	68.1	10.7	39.4	179.4
Net income	(37.2)	(12.8)	33.3	148.1
Net income per share	(18.94)	(6.70)	17.19	76.26
Total assets	2,023.9	2,121.1	2,469.7	3,010.8
Net assets (Shareholders’ Equity)	1,441.6	1,342.0	1,367.0	1,485.5

Note 1:	On October 1, 2001, the corporate separation date, the Company implemented corporate separation and the Company became a holding company. The results for the fiscal year ended March 2002 include the revenue related to the securities businesses until the corporation separation date, which is, in effect one-half year of results.

Note 2:	This Business Report has been prepared in accordance with the revised Enforcement Regulations of the Commercial Code pursuant to the provisions of Paragraph 2, Article 3 of the Supplement of the Ministry Ordinance regarding the Partial Amendments, to the Enforcement Regulations of the Commercial Code (Ministry of Justice Ordinance, February 28, 2003, No.7).

Note 3:	The Company adopted “Accounting Standard for Earning per Share” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) in the fiscal year ended March 31, 2003. Net loss per share for the fiscal year ended March 31, 2003 calculated under the previous method is 6.54 yen.

II.	Overview of the Company (as of March 31, 2005)

1.	Our Major Business Activities

We primarily engage in investment and financial services in our core securities businesses. We provide wide-ranging services to customers for both financing and investment through the operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing.

2.	Our Organizational Structure

(1) The Company and Domestic Significant Subsidiaries

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd.: Head office and 134 branches

Area	Number of Offices
Tokyo	Head office and 29 branches
Kanto area excluding Tokyo	29 branches including Yokohama branch
Hokkaido area	4 branches including Sapporo branch
Tohoku area	8 branches including Sendai branch
Chubu area	18 branches including Nagoya branch
Kinki area	21 branches including Osaka branch
Chugoku area	8 branches including Hiroshima branch
Shikoku area	4 branches including Takamatsu branch
Kyushu and Okinawa area	11 branches including Fukuoka branch
Overseas	2 branches including Seoul branch

Nomura Asset Management Co., Ltd. (Tokyo)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Principal Finance Co., Ltd. (Tokyo)

Nomura Babcock & Brown Co., Ltd. (Tokyo)

Nomura Capital Investment Co., Ltd. (Tokyo)

Nomura Pension Support & Service Co., Ltd. (Tokyo)

Nomura Investor Relations Co., Ltd. (Tokyo)

Nomura Funds Research and Technologies Co., Ltd. (Tokyo)

Nomura Research & Advisory Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)

Nomura Business Services Co., Ltd. (Tokyo)

Nomura Institute of Capital Markets Research (Tokyo)

(2) Overseas Significant Subsidiaries

<Americas Region>

Nomura Securities International, Inc. (New York, U.S.)

<Europe Region>

Nomura International plc (London, U.K.)

<Asia & Oceania Region>

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

3.	Common Stocks

(1) Total Number of Authorized Shares: 6,000,000,000

(2) Total Number of Issued Shares: 1,965,919,860

(3) Number of Shareholders: 225,334

(4) Major Shareholders (Top 10)

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right		Number of Shares and Percentage of Investment in the Shareholder
	(in thousand shares)	(%)	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	119,945	6.19	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	117,112	6.05	—	—
The Chase Manhattan Bank N.A. London	61,956	3.20	—	—
Depositary Nominees Inc.	54,110	2.79	—	—
State Street Bank and Trust Company 505103	41,256	2.13	—	—
State Street Bank and Trust Company	28,830	1.49	—	—
Nippon Life Insurance Company	26,241	1.36	—	—
The Chase Manhattan Bank 385036	20,888	1.08	—	—
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	16,804	0.87	—	—
The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	16,504	0.85	—	—

Note:	The Company has 23,731 thousand shares of treasury stock as of March 31, 2005 which is not included in the Major Shareholders list above.

4.	Acquisition, disposal and holding of treasury stock

(1) Acquisition
Common stock	319,226 shares
Total acquisition amount	475,086 thousand yen

(2) Disposal
Common stock	96,645 shares
Total disposal amount	128,725 thousand yen

(3) Balance at end of year
Common stock	23,730,994 shares

5.	Our Employees

Number of our employees

Number of Our Employees
Total	14,344

Note: 1	Number of our employees excluding temporary employees consists of the total number of employees of the Company and its consolidated subsidiaries which do not include private equity entities accounted for as consolidated subsidiaries in the consolidated financial statements.

Note: 2	Number of our employees excludes seconded employees outside the Company and its consolidated subsidiaries.

Note: 3	Number of our employees includes 1,875 employees of Financial Advisers and Saving Advisers. (Including 130 employees who retire as Saving Advisers as from March 31, 2005 and join as Financial Advisers on April 1, 2005)

6.	Business Combinations

(1) Status of Significant Subsidiaries

Name	Location	Capital ( in millions )	Percentage of Voting Right	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥17,180	100%	Investment Trust Management & Investment Advice
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥30,000	100%	Banking & Trust
Nomura Principal Finance Co., Ltd.	Tokyo, Japan	¥8,935	100%	Private Equity Investment
Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan	¥1,000	100%	Leasing & Formulating products selling
Nomura Capital Investment Co., Ltd.	Tokyo, Japan	¥1,000	100%	Financial
Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan	¥950	100%	Defined Contribution Pension Administration
Nomura Investor Relations Co., Ltd.	Tokyo, Japan	¥400	100%	Consulting
Nomura Funds Research and Technologies Co., Ltd.	Tokyo, Japan	¥400	51%	Investment Trust Analysis & Investment Advice
Nomura Research & Advisory Co., Ltd.	Tokyo, Japan	¥400	100%	Unlisted Privately Held Companies Research & Venture Capital Partnerships Administration
Nomura Facilities, Inc.	Tokyo, Japan	¥400	100%	Real Estate Leasing & Administration
Nomura Business Services Co., Ltd.	Tokyo, Japan	¥300	100%	Office Work Service
Nomura Institute of Capital Markets Research	Tokyo, Japan	¥110	100%	Research Investigation

Name	Location	Capital ( in millions )		Percentage of Voting Right		Type of Business
Nomura Holding America Inc.	New York, U.S.	US$	2,916.88	100%		Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	800	100	%*	Securities
Nomura Asset Capital Corporation	New York, U.S.	US$	630.2	100	%*	Mortgage
The Capital Company of America, LLC	New York, U.S.	US$	935.19	100	%*	Mortgage
Nomura Securities (Bermuda) Ltd.	Pembroke, Bermuda	US$	137.67	100	%*	Securities
Nomura Corporate Research and Asset Management Inc.	New York, U.S.	US$	42	100	%*	Investment Trust Administration
Nomura Derivative Products Inc.	New York, U.S.	US$	400	100	%*	Financial
Nomura Europe Holdings plc	London, U.K.		¥164,921	100%		Holding Company
Nomura International plc	London, U.K.		£668.62	100	%*	Securities
Nomura Bank International plc	London, U.K.		£170	100	%*	Financial
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ	120	100	%*	Securities/ Financial
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	74.14	100	%*	Securities/ Financial
Banque Nomura France	Paris, France	Euro	22.88	100	%*	Securities/ Financial
Nomura Global Funding plc	London, U.K.		¥22,119	100%		Financial
Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	56.53	100	%*	Financial
Nomura Principal Investment plc	London, U.K.		£401.82	100%		Investment Company
Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥84,105	100%		Holding Company
Nomura International (Hong Kong) Limited	Hong Kong		¥45,198	100	%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	203	100	%*	Securities/ Financial
Nomura Investment Banking (Middle East) B.S.C. (Closed)	Manama, Bahrain	US$	25	100	%*	Securities/ Financial

Note 1:	“Capital” is stated in the functional currency of each subsidiary. Percentages with “*” in the “Company’s Percentage of Voting Right” column include voting rights from indirect holding shares.
Note 2:	The total number of subsidiaries as of March 31, 2005 was 516, mainly as a result of an increase of private equity investments of Nomura Principal Finance Co., Ltd., a wholly-owned subsidiary of the Company. Of these subsidiaries, 356 subsidiaries principally from Nomura Babcock & Brown Co., Ltd. (“NBB”) which operate in the leasing business primarily as anonymous associations were precluded from the scope of consolidation, because NBB did not primarily benefit from or was not primarily liable for the assets owned and profits and losses generated by these associations. The total number of consolidated subsidiaries was 160 as of March 31, 2005. The total number of affiliates being applied the equity method of accounting such as Nomura Research Institute, Ltd. was 17 as of March 31, 2005.

(2) Progress and Achievement of Business Combinations

a.	Nomura Realty Capital Management Co., Ltd., a wholly-owned subsidiary of the Company, succeeded facility management business for the Company by way of corporate separation of Nomura Land and Building Co., Ltd., the Company’s affiliate, in August 2004.

In addition to the above, it changed its company name to Nomura Facilities, Inc.

b.	The current achievement of business combinations is disclosed in “I. Overview of Business Activities”.

7.	Major Lenders

Lender	Type of Loan	Loan Amount	Number and Voting Right Percentage of Company’s Shares, which the Lender Owns
		(in millions of yen)	(in thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	Long-term loan	70,000	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	Long-term loan	70,000	—	—
UFJ Bank Limited	Long-term loan	55,000	—	—
Mizuho Corporate Bank, Ltd.	Long-term loan	50,000	—	—
Resona Bank, Ltd.	Long-term loan	30,000	—	—
UFJ Trust Bank Limited	Long-term loan	15,000	2	0.00
The Norinchukin Bank	Long-term loan	20,000	1,650	0.09
The Dai-ichi Mutual Life Insurance Company	Long-term loan	60,000	13,184	0.68
Nippon Life Insurance Company	Long-term loan	30,000	26,241	1.36
Meiji Yasuda Life Insurance Company	Long-term loan Short-term loan (Long-term loan due within one year)	21,000 2,000 (2,000)	500	0.03
Nomura Europe Finance N.V.	Short-term loan	690,000	—	—
Nomura Asset Management Co., Ltd.	Short-term loan	42,000	—	—

8. Directors and Executive Officers

(1) Directors

Position	Name	Responsibilities
Chairman of the Board	Junichi Ujiie
Director	Nobuyuki Koga
Director	Hiroshi Toda
Director	Kazutoshi Inano
Director	Nobuyuki Shigemune	Audit Mission Director
Director	Shozo Kumano	Audit Mission Director
Director	Masaharu Shibata	Chairman & CEO of NGK Insulators, Ltd.
Director	Hideaki Kubori	Chairman of Hibiya Park Law Offices
Director	Haruo Tsuji	Corporate Advisor of Sharp Corporation
Director	Fumihide Nomura	President of Nomura Shokusan Co., Ltd.
Director	Koji Tajika	Certified Public Accountant

Note 1:	Among the directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, and Koji Tajika are the outside directors, as prescribed by Article 188 Paragraph 2 item 7-2 of the Commercial Code of Japan.

Note 2:	The Committee System of the Company is as follows:

Nomination Committee
Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Audit Committee
Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika

Compensation Committee
Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Retired director during the year ended March 31, 2005

Position at the time of retirement	Name	Date of retirement	Responsibilities
Director	Takashi Fujita	June 25, 2004	Audit Mission Director

(2) Executive Officers

Position	Name	Responsibilities
Senior Managing Director	Junichi Ujiie
President and Chief Executive Officer (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer
Deputy President and Chief Operating Officer (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer
Deputy President and Co-Chief Operating Officer (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer and Head of Asset Management
Senior Managing Director	Takashi Tsutsui
Senior Managing Director	Takashi Yanagiya	Head of Global Wholesale
Senior Managing Director	Kenichi Watanabe	Head of Domestic Retail
Senior Managing Director	Takumi Shibata	Head of Corporate Strategy and Infrastructure
Senior Managing Director	Hiromi Yamaji	Regional Management of Europe Region
Senior Managing Director	Manabu Matsumoto
Senior Managing Director	Yoshifumi Kawabata	Head of Global Merchant Banking
Senior Managing Director	Shogo Sakaguchi
Senior Managing Director	Masanori Itatani	Head of Internal Audit (In charge of Group Internal Audit Dept.)
Senior Managing Director	Yoshimitsu Oura
Senior Managing Director	Yusuke Yamada
Senior Managing Director	Hitoshi Tada
Senior Managing Director	Yasuo Agemura	Head of Global Markets
Senior Managing Director	Akihiko Nakamura	Head of Global IT & Operations
Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region
Senior Managing Director	Hiroshi Tanaka	Head of Global Corporate Communications (In charge of General Affairs Dept. and Secretariat)
Senior Managing Director	Noriyuki Ushiyama	Head of Global Investment Banking
Senior Managing Director	Noriyasu Yoshizawa	Regional Management of Asia & Oceania Region
Senior Managing Director	Yasuo Yoshihara	(In charge of Ethics & Discipline Dept.)
Senior Managing Director	Akira Maruyama	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR (In charge of Tax Management Dept.)
Senior Managing Director	Akihito Watanabe	Head of Global Research
Senior Managing Director	Tetsu Ozaki	Head of Global Equity
Senior Managing Director	Shigesuke Kashiwagi	Head of Global Fixed Income
Senior Managing Director	Yugo Ishida	Co-Regional Management of Europe Region
Senior Managing Director	Kamezo Nakai
Senior Managing Director	Takahide Mizuno
Senior Managing Director	Atsushi Yoshikawa

Note 1:	Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, and Kazutoshi Inano are serving concurrently as directors.

Note 2:	Takashi Tsutsui, Yoshifumi Kawabata and Noriyuki Ushiyama, who were executive officers, resigned on March 31, 2005.

Note 3:	Changes in executive officers on and after April 1, 2005 are as follows.

Newly named executive officers, effective April 1, 2005: Yasuaki Fukui, Atsuo Sakurai, Masafumi Nakada and Hiromasa Yamazaki

Note 4:	Changes with posts of executive officers on and after April 1, 2005 are as follows.

(as of April 1, 2005)

Kazutoshi Inano	Deputy President and Co-Chief Operating Officer

Takashi Yanagiya	Head of Global Investment Banking

Takumi Shibata	Head of Asset Management

Hiromi Yamaji	In charge of Global Investment Banking

Yasuo Agemura	Head of Global Markets

Hiroshi Tanaka	(In charge of Secretariat)

Noriyasu Yoshizawa	Regional Management of China

Akira Maruyama	Head of Global Merchant Banking

Tetsu Ozaki	Head of Global Corporate Communications (In charge of General Affairs Dept. and Corporate Planning Dept.)

Yugo Ishida	Regional Management of Europe Region

Atsuo Sakurai	Head of Asset Finance

Masafumi Nakada	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR (In charge of Tax Management Dept.)

Hiromasa Yamazaki	Head of Global Equity

9. Stock Acquisition Rights

Stock acquisition rights currently issued (as of March 31, 2005)

Stock acquisition rights pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan

Stock Acquisition Rights No. 1

Number of stock acquisition rights	2,164
Type of share and number of shares	Common stock / 2,164,000 shares
Issue price of stock acquisition rights	0 yen
Issue price of stock	1,806 yen

Stock Acquisition Rights No. 2

Number of stock acquisition rights	2,188
Type of share and number of shares	Common stock / 2, 188,000 shares
Issue price of stock acquisition rights	0 yen
Issue price of stock	1, 630 yen

Stock Acquisition Rights No. 3

Number of stock acquisition rights	1,354
Type of share and number of shares	Common stock / 1,354,000 shares
Issue price of stock acquisition rights	0 yen
Issue price of stock	1 yen

Stock Acquisition Rights No. 4

Number of stock acquisition rights	1,618
Type of share and number of shares	Common stock / 1, 618,000 shares
Issue price of stock acquisition rights	0 yen
Issue price of stock	1,616 yen

In addition, the Company issued Stock Acquisition Rights No. 5 on April 25, 2005 in accordance with the resolution of its Executive Management Board held on April 22, 2005.

(1) Number of stock acquisition rights	1,486
(2) Type of share and number of shares	Common stock / 1, 486,000 shares
(3) Issue price of stock acquisition rights	0 yen
(4) Issue price of stock	1 yen
(5) Exercise period of stock acquisition rights	From April 26, 2007 to April 25, 2012

In accordance with the issuance of Stock Acquisition Rights No. 5, the Company adjusted the issue prices of stocks under the relevant outstanding stock acquisition rights on April 26, 2005.

Stock Acquisition Rights No. 1

Issue price of stock	1,805 yen

Stock Acquisition Rights No. 2

Issue price of stock	1,629 yen

Stock Acquisition Rights No. 4

Issue price of stock	1,615 yen

Details of stock acquisition rights issued with especially favorable terms to persons other than shareholders during the year ended March 31, 2005

Stock Acquisition Rights No. 3

(1) Number of the stock acquisition rights issued

1, 363 (1,000 shares per stock acquisition right)

(2) Type and number of shares under stock acquisition rights

Common stock / 1,363,000 shares

(3) Issue price of stock acquisition right

0 yen

(4) Amount to be paid per share upon exercising the stock acquisition right

1 yen

(5) Exercise period of stock acquisition rights

From June 5, 2006 to June 4, 2011

(6) Conditions to exercise stock acquisition rights

1.	Not to be partial exercise of one stock acquisition right

2.	For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

3.	Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7) Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8) Details of favorable terms

Stock acquisition rights have been allotted in gratis to the directors, executive officers, and employees of the Company and its subsidiaries. The fair value of the stock acquisition right is 1.62 million yen per right as of the date of allotment.

(9) Name of persons who received allotments and the number of stock acquisition rights

1)	Directors of the Company

Name	Number
Shozo Kumano	6
Masaharu Shibata	3
Hideaki Kubori	3
Haruo Tsuji	3
Fumihide Nomura	3
Koji Tajika	3

Total 6	21

2)	Executive Officers of the Company

Name	Number
Nobuyuki Koga	39
Junichi Ujiie	31
Hiroshi Toda	23
Kazutoshi Inano	23
Takashi Tsutsui	19
Takashi Yanagiya	19
Kenichi Watanabe	19
Takumi Shibata	19
Hiromi Yamaji	11
Manabu Matsumoto	11
Yoshifumi Kawabata	11
Shogo Sakaguchi	11
Masanori Itatani	11
Yoshimitsu Oura	11
Yusuke Yamada	11
Hitoshi Tada	11
Yasuo Agemura	11
Akihiko Nakamura	9
Hideyuki Takahashi	9
Hiroshi Tanaka	9
Noriyuki Ushiyama	9
Noriyasu Yoshizawa	9
Yasuo Yoshihara	9
Akira Maruyama	9
Akihito Watanabe	9
Tetsu Ozaki	9
Shigesuke Kashiwagi	9
Yugo Ishida	9
Kamezo Nakai	6
Takahide Mizuno	6
Atsushi Yoshikawa	5

Total 31	407

3)	Certain Employees and Others (Top 13)

Company	Name	Number
Nomura Securities International, Inc. (NSI)	Canaan, Najib	39
Nomura Holding America Inc. (NHA)	Levine, Robert	39
NSI	Findlay, David M	31
Nomura Asia Holding N.V. (NAH)	Ho Harrison	29
Nomura International plc (NIP)	Barratt, James	28
NIP	Benson, David	27
NSI	Schmuckler, Joseph R	23
NIP	Nix, Barry	22
NIP	Ghersi, Stefano	22
NIP	Assor, Mardoche	22
NIP	Vago, Derek	22
NIP	Wilder, Gary	22
NIP	Lawson, Brian	22

	Total 13	348

4) Certain Employees and Others, who received equal or more stock acquisition rights compared to the minimum amount (3 allotments: 3,000 shares) allotted to Directors and Executive Officers of the Company, except those listed on 3) above

Company	Name	Number
NIP	Spanswick, Paul	16
NSI	Hurdelbrink, Micheal L	15
Nomura Securities Co, Ltd. (NSC)	Yuki Takahashi	9
NSC	Kazuo Okizaki	9
NSC	Isao Shirai	9
NSC	Shigeyuki Kurokawa	9
NSC	Masanori Nishimatsu	9
NSC	Toshio Hirota	9
NSC	Koji Nagai	9
NSC	Toshihiro Iwasaki	9
NSC	Masahiko Kitayama	9
NSC	Minoru Kobayashi	9
NSC	Minoru Aoki	9
NSC	Shinichiro Watanabe	9
NSC	Shoichi Nagamatsu	9
NAM	Toshio Ando	8
NIP	Farrant, David	8
NSI	Mumma, William	7
NSC	Yasuaki Fukui	6
NSC	Kenichi Shinbashi	6
NTB	Makoto Sonobe	6
NIR	Akira Tsuda	6
Nomura Investor Relations Co., Ltd. (NIR)	Masaharu Koike	6
Nomura Business Service Co., Ltd. (NBS)	Kenichi Yunoki	6
Nomura Fund Research and Technologies Co., Ltd. (NFRT)	Yusaku Sakaguchi	6
Nomura Asset Management Co., Ltd. (NAM)	Yukio Suzuki	5
NAM	Shigeru Fujinuma	5
Nomura Babcock & Brown Co., Ltd. (NBB)	Masatake Aida	5
NAM	Yuji Miyaji	4
NAM	Toshiki Sada	4
NAM	Eiichiro Tabuchi	4
NAM	Kazuhiro Okada	4
NAM	Tatsuro Kochi	4
NAM	Koichi Goto	4
NAM	Yukio Shirokawa	4
The Nomura Trust & Banking Co., Ltd. (NTB)	Nobuto Nakahari	4
NSI	Wagner, Lawrence A	4
NAM	Takamichi Arata	3
NAM	Hisatoshi Matsuyama	3
NBB	Nobuyuki Wataki	3
NTB	Katsutoshi Kato	3
NTB	Mikihisa Fujiki	3
Nomura Principal Finance Co., Ltd. (NPF)	Akira Osawa	3

	Total 43	282

5)	Stock acquisition rights Issued to Certain Employees and Others

	Number of person	Number of rights
Employee of the Company	1	6
Directors (except Audit Committee members) and Executive Officers of the Company’s Subsidiaries	46	435
Audit Committee Members of the Company’s Subsidiaries	5	12
Employees of the Company’s Subsidiaries	77	482

Note: The name of the companies are those as at the date of allotment.

Stock Acquisition Rights No. 4

(1) Number of the stock acquisition rights issued

1,634 (1,000 shares per stock acquisition right)

(2) Type and number of shares under stock acquisition rights

Common stock / 1,634,000 shares

(3) Issue price of stock acquisition right

0 yen

(4)	Amount to be paid per share upon exercising the stock acquisition right

1, 616 yen

(5) Exercise period of stock acquisition rights

From July 1, 2006 to June 30, 2011

(6) Conditions to exercise stock acquisition rights

1.	Not to be partial exercise of one stock acquisition right

2.	For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

3.	Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of

2.	i) and ii) above immediately prior to the occurrence of succession.

(7) Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8)	Details of favorable terms

Stock acquisition rights have been allotted in gratis to the directors, executive officers, and employees of the Company and its subsidiaries. The fair value of the stock acquisition right is 0.46 million yen per right as of the date of allotment.

(9) Name of persons who received allotments and the number of stock acquisition rights

1)	Directors of the Company

Name	Number
Nobuyuki Shigemune	5
Shozo Kumano	5
Masaharu Shibata	5
Hideaki Kubori	5
Haruo Tsuji	5
Fumihide Nomura	5
Koji Tajika	5

Total 7	35

2)	Executive Officers of the Company

Name	Number
Nobuyuki Koga	30
Junichi Ujiie	25
Hiroshi Toda	20
Kazutoshi Inano	20
Takashi Tsutsui	15
Takashi Yanagiya	15
Kenichi Watanabe	15
Takumi Shibata	15
Hiromi Yamaji	10
Manabu Matsumoto	10
Yoshifumi Kawabata	10
Shogo Sakaguchi	10
Masanori Itatani	10
Yoshimitsu Oura	10
Yusuke Yamada	10
Hitoshi Tada	10
Yasuo Agemura	10
Akihiko Nakamura	7
Hideyuki Takahashi	7
Hiroshi Tanaka	7
Noriyuki Ushiyama	7
Noriyasu Yoshizawa	7
Yasuo Yoshihara	7
Akira Maruyama	7
Akihito Watanabe	7
Tetsu Ozaki	7
Shigesuke Kashiwagi	7
Yugo Ishida	7
Kamezo Nakai	7
Takahide Mizuno	7
Atsushi Yoshikawa	6

Total 31	342

3)	Certain Employees and Others (Top 20)

Company	Name	Number
NAM	Toshio Ando	10
NSC	Yuki Takahashi	7
NSC	Kazuo Okizaki	7
NSC	Isao Shirai	7
NSC	Shigeyuki Kurokawa	7
NSC	Masanori Nishimatsu	7
NSC	Toshio Hirota	7
NSC	Koji Nagai	7
NSC	Toshihiro Iwasaki	7
NSC	Masahiko Kitayama	7
NSC	Minoru Kobayashi	7
NSC	Minoru Aoki	7
NSC	Shinichiro Watanabe	7
NSC	Shoichi Nagamatsu	7
NTB	Makoto Sonobe	7
NIR	Akira Tsuda	7
NIR	Masaharu Koike	7
NBS	Kenichi Yunoki	7
NFRT	Yusaku Sakaguchi	7
Nomura Facilities, Inc. (NFI)	Satoru Ito	7

	Total 20	143

4) Certain Employees and Others, who received equal or more stock acquisition rights compared to the minimum amount (5 allotments: 5,000 shares) allotted to Directors and Executive Officers of the Company, except those listed on 3) above

Company	Name	Number
NAM	Yukio Suzuki	6
NAM	Shigeru Fujinuma	6
NBB	Masatake Aida	6
NSC	Yasuaki Fukui	5
NSC	Kenichi Shinbashi	5
NTB	Nobuto Nakahari	5
NPF	Shin Ikeyama	5
NPF	Yasuo Miyawaki	5
NFI	Toshiyuki Yasuda	5

	Total 9	48

5) Stock acquisition rights Issued to Certain Employees and Others

	Number of person	Number of rights
Employee of the Company	1	3
Directors (except Audit Committee members) and Executive Officers of the Company’s Subsidiaries	70	310
Audit Committee Members of the Company’s Subsidiaries	9	25
Employees of the Company’s Subsidiaries	342	919

Note: The name of the companies are those as at the date of allotment.

10. Matters to be Necessary for the Performance of Functions of the Audit Committee

The resolution of the Board of Directors regarding the performance of functions of the Audit Committee is as follows:

A.	Matters regarding the Business Execution Structure

(1)	Executive officers shall execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Decision-making for matters that are delegated to executive officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	The Board of the Executive Officers: Allocation of capital resources in the Nomura Group;

(b)	The Executive Management Board: Material matters regarding the Nomura Group;

(c)	The Internal Controls Committee: Matters regarding internal control and procedures and promotion of proper corporate behavior within the Nomura Group;

(d)	The Commitment Committee: Material matters regarding less liquid positions of the Nomura Group and matters regarding important positions from a risk management perspective of the Nomura Group; or

(e)	Collective decision-making system: Matters other than (a), (b), (c) and (d)

(3)	Executive officers shall focus on Business Lines, Business Support Lines and other divisions to establish the appropriate organizations of the Nomura Group and effectively manage such organizations.

B.	Matters regarding the Audit System

(1)	The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the business execution by executive officers by use of the independent auditor, other accounting firms and internal staff.

(2)	In order to support audit by the Audit Committee and supervise effectively the business execution by the Board of Directors, directors appointed by the Board of Directors (hereinafter referred to as “Audit Mission Directors”) shall perform the following duties in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee:

(a)	attendance at meetings of the Board of Executive Officers, the Executive Management Board, the Internal Controls Committee, the Commitment Committee and any other important committees;

(b)	hearing of report on the business execution from executive officers and employees;

(c)	inspection and investigation of minutes of the meetings prescribed in item (a) above, documents circulated for obtaining approval and other documents relating to the business execution;

(d)	inspection of the Company or its subsidiaries (including its consolidated subsidiaries); and

(e)	report to the Audit Committee on matters prescribed in items from (a) to (d) above; provided, however, that the Audit Mission Directors shall not be precluded from reporting to the Board of Directors.

(3)	The Company shall staff five or more employees, including a Managing Director at the Office of Audit Committee who will be dedicated to supporting the audit.

(4)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(5)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisers as deemed to be necessary.

C.	Reporting System on the Business Execution

(1)	Executive officers shall report on the status of the business execution in accordance with the following items; provided, however, that they shall immediately report material matters to the Board of Directors or any other appropriate committees.

(a)	Executive officers shall report, not less frequently than quarterly, the following items to the Board of Directors. In this case, the executive officers may delegate such reports to other executive officers:

i)	the status of discussion at meetings of the Board of Executive Officers, the Executive Management Board, the Internal Controls Committee and the Commitment Committee;

ii)	the financial condition of the Nomura Group;

iii)	the status of the business execution at Business Lines; and

iv)	any other important matters regarding the business execution.

(b)	In the event that directors and executive officers find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of the Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause the Nomura Group to incur a great loss.

(2)	In the event that executive officers or employees are requested to report on the business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

D.	Retention and Maintenance of Information regarding the Business Execution

Executive officers shall retain the following documents (including their electronic records. The same applies hereinafter.) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary:

(1)	minutes of the General Shareholders’ Meetings;

(2)	minutes of the Board of Directors meetings;

(3)	minutes of the Nomination, Audit and Compensation Committees meetings;

(4)	minutes of the Board of Executive Officers meetings;

(5)	minutes of the Executive Management Board meetings;

(6)	minutes of the Internal Controls Committees meetings;

(7)	minutes of the Commitment Committee meetings;

(8)	minutes of meetings of any other committees established under a special mission directed by the President & CEO;

(9)	documents regarding requests for managerial decisions;

(10)	contracts;

(11)	accounting records, balance sheets, income statements, business reports and their supplementary schedules; and

(12)	copies of the documents submitted to the tax office and other regulatory authorities and stock exchanges.

E.	Risk Management Policy

(1)	Executive officers shall acknowledge the importance of classification, evaluation, monitoring and management of the following risks relating to the execution of the Nomura Group’s business and establish the structure for control and management of such risks at each company of the Nomura Group.

(a)	Market Risk

Market risk refers to the potential loss of the Company’s assets resulting from changes in market prices, interest rates, currency exchange rates or other market factors.

(b)	Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment when the Company has a claim to the counterparty or holds the securities issued by the issuer.

(c)	Event Risk

Event risk refers to the potential loss in value that the Company may suffer through unpredictable events that cause unexpected market price moves. Event risks can be caused by changes in political or economic factors.

(d)	Liquidity Risk

Liquidity risk refers to the following:

i)	the potential loss that the Company may suffer through reduced access to funding resources or circumstances that would oblige the Company to finance at unusually high interest rates upon decreases of the performance of the Company and others; and

ii)	the potential loss that the Company may suffer through failure to trade in a market or circumstances that would oblige the Company to trade at unusually disadvantageous prices upon market disruption and others.

(e)	Operational Risk

Operational risk refers to the potential costs associated with failure to process the business properly or other errors or improper actions by officers and employees or malfunction of the system management.

(f)	Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract.

(2)	Executive officers shall report to the Executive Management Board the status of risk management system’s at each company within the Nomura Group. The Executive Management Board shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

F.	Compliance System

(1)	Executive officers shall strive to maintain compliance systems at each company within the Nomura Group. Executive officers shall report to any member of the Audit Committee or any Audit Mission Director, and to the Executive Management Board in the event that the executive officers find any material illegal activities or other important matters regarding compliance at a company within the Nomura Group. The Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company take appropriate measures.

(2)	Executive officers shall establish a “Compliance Hotline” as a tool that employees can use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors (the “Information Recipients”).

(3)	The Board of Directors shall appoint (i) at least one non-executive director of the Company or outside lawyer; and (ii) one executive officer of the Company as Information Recipients.

(4)	The executive officer, as an Information Recipient, shall designate personnel in each of America, Europe and Asia & Oceania Region who will receive internal reporting from the relevant employees (the “Regional Information Recipients”). The executive officer as an Information Recipient shall receive reports from the Regional Information Recipients on material internal reporting and the responses.

(5)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(6)	The Information Recipients shall report to the Internal Controls Committee, not less frequently than quarterly, the status of operations of the Compliance Hotline; provided, however, that the Information Recipients or Regional Information Recipients shall immediately report to the Audit Committee on material matters that may violate laws and regulations.

(7)	The Company shall have its consolidated private investees in the Merchant Banking business (the “Private Investees”) establish whistle-blowing procedures. The Company shall establish an appropriate structure under which information recipients in each of the Private Investees will immediately report to the Audit Committee, through the executive officer as an Information Recipient, on material matters that may violate laws and regulations; provided, however, that the foregoing may not be applied to a Private Investee that deems to have minor effect on the Nomura Group in terms of its financial conditions, reputation and corporate social responsibilities.

(8)	In the event that the Audit Committee recognizes problems in the operation of the Compliance Hotline, the Audit Committee may express its opinion and request the executive officers to take steps to improve the Compliance Hotline.

G.	Internal Audit System

(1)	Executive officers shall establish an internal audit division and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within the Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(3)	Executive officers shall report the following items to the Internal Controls Committee:

(a)	executive officers shall report on the annual internal audit plan of the Nomura Group not less frequently than annually; and

(b)	executive officers shall report on the status of internal audit in the Nomura Group and its results not less frequently than quarterly.
(4)	Any member of the Audit Committee may recommend that executive officers (i) change the internal audit plan, (ii) implement additional audit procedures; (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

H.	Audit of Financial Reports and Statements

(1)	The Audit Committee has the following powers regarding the appointment of an independent auditor and other accounting firms that audit financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission):

(a)	determining particulars of proposals concerning the election and dismissal of the independent auditor and the non-retention of the independent auditor to be submitted to a General Meeting of Shareholders; and

(b)	determining particulars of proposals concerning the election and dismissal of other accounting firms to be submitted to the Board of Directors or the Executive Management Board.

(2)	The Audit Committee shall approve the annual audit plan of the independent auditor and other accounting firms (including key audit items and staffing).

(3)	The Audit Committee shall audit other matters than those relating to accounting in financial reports (including consolidated financial statements) and their supplementary schedules (hereinafter collectively referred to as “financial reports”) and financial statements in accordance with laws and regulations and procedures established by the Audit Committee.

(4)	The Audit Committee shall hear the report from the independent auditor and other accounting firms on the audit reports on matters relating to accounting in financial reports and financial statements through financial reports and statements (including disagreements between executive officers and such auditor or accounting firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(5)	The Audit Committee may request executive officers, the independent auditor or other accounting firms that audit financial statements to explain about important financial problems regarding preparing financial reports and financial statements (including matters concerning election or application of critical accounting policies and internal control over financial reporting).

11. Compensation Committee’s Policies about Directors and Executive Officers’ Compensation

The Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial institution”. As a management target to indicate an increase of shareholders’ value, the Company intends to maintain an average consolidated ROE of 10 to 15% over the medium- to long-term.

Our fundamental policies in the Nomura Group’s directors and executive officers’ compensations (“Executive Compensation”) are,

i) to link Executive Compensation with the achievement of strategic business objectives above and award them in a manner that further motivates them toward achievement of their respective goals and thereby maximize their performance, and

ii) to introduce equity based compensation and enhance their long term incentives.

Executive Compensation is composed of base salary, cash bonus and stock bonus.

(1)	Base Salary

Base salary for each of directors and executive officers is calculated by aggregating the following amounts.

i) Amount reflecting his/her career

ii) Amount reflecting his/her post and responsibilities

iii) Amount reflecting previous year’s consolidated ROE (Note)

(2)	Cash Bonus

In determining cash bonus payable to each of directors or executive officers, we consider both quantitative and qualitative factors. Quantitative factors include consolidated net income, consolidated return on equity (ROE) and segment / business-line results. Qualitative factors include achievement of strategic business objectives, achievement of pre-established goals of individuals and subjective assessments of individual contribution. Aggregated cash bonus amount of directors and executive officers of Nomura Group does not exceed 3% of the consolidated net income of Nomura.

(3)	Stock Bonus

In determining the stock bonus payable to each of directors or executive officers, we consider factors not only such factors as consolidated net income or consolidated ROE but also such as proportion of cash bonus, stock bonus and base salary and costs and effects in awarding such bonus.

Note: In calculating the amount of the base salary based on previous years ROE, we refer to the table below.

	X<0%	0%≤ X< 5%	5%≤ X ≤10%	10%<X≤ 15%	15%<X
Consolidated ROE (x)
Amount	0	Y*1/3	Y*2/3	Standard Amount (Y)	Y*4/3

12. Compensation paid to Directors and Executive Officers

(Amount in Millions of yen)

	Directors		Executive Officers		Total
	Number	Amount	Number	Amount	Number	Amount
Fixed amount based on resolution of Compensation Committee	8	240	33	2,564	41	2,805
Non-cash compensation based on resolution of Compensation Committee	2	0	3	1	5	1

Total		240		2,565		2,806

(Note)	There were 11 Directors and 31 Executive Officers as of March 31, 2005. Four Directors were serving concurrently as Executive Officers, whose compensation are included in those of Executive Officers. The number above in the table includes one director who retired on June 25, 2004 and two executive officers who retired on March 31, 2004.

13. Fees to Independent Accountants

(Amount in Millions of yen)

Item	Amount
(1) Aggregate Fees to be paid by the Company and its subsidiaries to the independent accountants	740
(2) Out of the aggregate fees (1) above, aggregate fees for audit services prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law to be paid by the Company and its subsidiaries to the independent accountants	574
(3) Out of the aggregate fees (2) above, fees to be paid by the Company to the independent accountants	129

(Note) The audit agreement between the Company and the independent accountants does not separate or is not able to separate effectively audit fees for audit under the Special Commercial Law and the Securities and Exchange Law. Therefore, the fees (3) above include audit fees for audit under the Securities and Exchange Law.

IV. Subsequent Events

There are no material subsequent events.

Note:	Amounts and numbers of shares presented in this Business Report have been truncated from the year ended March 31, 2005, except for amounts and numbers described in “ Our Results of Operations and Assets” regarding the year ended March 31, 2004 or before.

Consolidated Balance Sheet (As of March 31, 2005)

(Millions of yen)

ASSETS
Cash and cash deposits:	1,186,756
Cash and cash equivalents	724,637
Time deposits	419,606
Deposits with stock exchanges and other segregated cash	42,513
Loans and receivables:	1,244,528
Loans receivable	516,295
Receivables from customers	12,037

Receivables from other than customers	718,997

Allowance for doubtful accounts	(2,801)
Collateralized agreements:	14,389,045
Securities purchased under agreements to resell	7,201,791
Securities borrowed	7,187,254
Trading assets and private equity investments (including securities pledged as collateral):	15,600,521
Securities inventory	14,757,597
Derivative contracts	515,946
Private equity investments	326,978
Other assets:	2,068,003
Office buildings, land, equipment and facilities	261,358
Private equity entities land, buildings, equipment and furniture and fixtures	444,726
Lease deposits	100,993
Non-trading debt securities (including securities pledged as collateral)	277,330
Investments in equity securities	172,067
Investments in and advances to affiliated companies	228,975
Deferred tax assets	114,010
Other	468,544

TOTAL ASSETS	34,488,853

LIABILITIES
Short-term borrowings	517,065
Private equity entities short-term borrowings	116,054
Payables and deposits:	1,042,483

Payables to customers	248,089

Payables to other than customers	464,178
Time and other deposits received	330,216
Collateralized financing:	21,666,185
Securities sold under agreements to repurchase	12,603,211
Securities loaned	5,643,782
Other secured borrowings	3,419,192
Trading liabilities:	5,332,173
Securities sold but not yet purchased	4,895,054

Derivative contracts	437,119

Other liabilities:	703,289
Accrued income taxes	31,937
Accrued pension and severance costs	99,565
Other	571,787
Long-term borrowings	2,798,560
Private equity entities long-term borrowings	444,615

TOTAL LIABILITIES	32,620,424

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common stock	182,800

Additional paid-in capital	155,947

Retained earnings	1,606,136
Accumulated other comprehensive (loss) income	(42,728)
Minimum pension liability adjustment	(24,645)
Cumulative translation adjustments	(18,083)
Less-Common stock held in treasury, at cost	(33,726)

TOTAL SHAREHOLDERS’ EQUITY	1,868,429

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,488,853

Consolidated Income Statement (April 1, 2004 – March 31, 2005)

(Millions of Yen)

Commissions	221,963
Fees from investment banking	92,322
Asset management and portfolio service fees	78,452
Net gain on trading	201,686
Gain on private equity investments	7,744
Interest and dividends	401,379
Gain on investments in equity securities	15,314
Private equity entities product sales	75,061
Other	32,316

Total revenue	1,126,237

Interest expense	327,047

Net revenue		799,190

Compensation and benefits	274,988
Commissions and floor brokerage	23,910
Information processing and communications	81,408
Occupancy and related depreciation	53,534
Business development expenses	28,214
Private equity entities cost of goods sold	44,681
Other	87,620
Non-interest expenses		594,355

Income before income taxes		204,835

Income tax expense-Current	104,393
Income tax expense-Deferred	5,710

Income tax expense		110,103

Net income		94,732

Notes:

[Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the provision of paragraph 1 of Article 179 of the Enforcement Regulations for the Japanese Commercial Code. However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and entity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collecting referred to as “Nomura”). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and the others

(1) Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2) Private equity investments

Private equity investments are primarily carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3) Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S.GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes are recorded as Investments in equity securities in the consolidated balance sheet. Investments in equity securities for other than operating purposes are included in the consolidated balance sheet in Other assets-Other.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of each asset according to general class, type of construction and use. Software is generally amortized by the straight-line method over the estimated useful lives. Intangible assets that have determinable lives will continue to be amortized by the straight-line method over the estimated useful lives.

5.	Basis of allowances

(1) Allowance for loan losses

Allowances for loan losses on margin transaction loans related to broker dealers and loans receivable from financial institutions in the inter-bank money market used for short-term financing are provided for based primarily on historical loss experience.

Allowances for loan losses on loans receivable in connection with banking/financing activities reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

(2) Accrued pension and severance costs

In accordance with Statement of Financial Accounting Standards Board No.87, “Employers’ Accounting for Pensions,” accrued pension and severance costs are recorded based on the fair value of the projected benefit obligation and the plan assets at the end of year to prepare for the employee’s retirement and severance benefits. The minimum pension liability adjustment are additionally provided when the accumulated benefit obligation, excluding the assumption about future compensation levels from the projected benefit obligation, exceeds the fair value of plan assets and accrued pension liabilities.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

6.	Hedging activities

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged items, both at inception and throughout the life of the hedge contracts. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

7.	Foreign currency translation

For the consolidated financial statements, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholder’s equity. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

8.	The Company’s wholly-owned domestic subsidiaries adopt the consolidated tax return system.

[Notes to the Consolidated Balance Sheet]

9.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in trading assets, private equity investments and non-trading debt securities.	7,753,632 million yen

Securities and loans receivables, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.

1,741,910 million yen

The asset balances, which have been pledged as collateral for secured loans from special purpose entities.	449,587 million yen

Securities and loans receivables, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *	3,707,186 million yen

* In addition, Nomura repledged ¥179,368 million of securities borrowed as collateral for bank loans and other loans.

10. Contingencies

(1) Claims by UK Tax Authority

At the balance sheet date, one of the Company’s European subsidiaries, Nomura International plc (NIP), is subject to a claim by the UK Tax Authorities. This relates to employers national insurance. Reserves have been established against this claim, which Nomura believes to be adequate. However there is a reasonable possibility that additional amounts may be incurred. The management of Nomura believes that the estimated range of the additional possible amount is between £0 and £54 million. This range and the level of reserves are adjusted when there is more information available, or when an event occurs requiring a change to the reserves.

(2) Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and NIP are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages against NPI. CSOB is also pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. Nomura believes that all such claims brought against it are without merit and Nomura is vigorously defending them.

11. Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The following table sets for the information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts *1	13,013,712 million yen
Standby letters of credit and other guarantees *2	7,919 million yen

*1	The carrying value of derivative contracts is 325,711 million yen.
*2	The carrying value of standby letters of credit and other guarantees is 77 million yen.

12.	Accumulated depreciation and amortization of office buildings, land, equipment and facilities.

199,863 million yen

[Notes to the Consolidated Income Statement]

13. Basic net income per share                 48.80 yen

Report of Independent Accountants on Consolidated Financial Statements

May 10, 2005

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of Nomura Holdings, Inc.

Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and operating Partner

In accordance with Article 21-32, paragraph 2 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha,” we have audited the consolidated balance sheet of Nomura Holdings, Inc. as of March 31, 2005, and the related consolidated income statement applicable to the 101st fiscal year from April 1, 2004 to March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit includes procedures applied to the accounts of the subsidiaries or other consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated balance sheet and the related consolidated income statement referred to above present properly the financial position and the results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries in accordance with the related regulations and the Articles of Incorporation.

We have no interest in the Company which is required to be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the Company’s consolidated balance sheet and income statement (the “consolidated financial statements”) applicable to the 101st fiscal year (from April 1, 2004 to March 31, 2005) and, based on the result of the audit, hereby report as follows:

1.	OUTLINE OF THE AUDITING METHOD USED

In accordance with the auditing principles and assignment of responsibilities decided by the Audit Committee, each member of the Audit Committee, by himself or through each of the Audit Mission Directors, heard the report and explanation from the Company’s independent accountants and examined the Company’s consolidated financial statements. In addition, we requested reports on accounting from the Company’s subsidiaries and consolidated subsidiaries as necessary and investigated the conditions of the business and the assets of such subsidiaries.

2.	RESULT OF THE AUDIT

(1)	We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon, the Company’s independent accountants, are appropriate.

(2)	We have nothing to point out with respect to the Company’s consolidated financial statements as a result of our investigations into the Company’s subsidiaries and consolidated subsidiaries.

May 17, 2005	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman
Fumihide Nomura
Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in the exceptional clause of Article 21-8, paragraph 4 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”.

Non-Consolidated Balance Sheet (As of March 31, 2005)

(Millions of yen)

ASSETS
Current Assets:	1,185,775
Cash and cash deposits	7,395
Short-term loans receivable	1,090,526
Accounts receivable	63,868
Deferred tax assets	4,581
Other current assets	19,407
Allowance for doubtful accounts	(2)

Fixed Assets:	1,825,017
Tangible fixed assets:	38,152
Buildings	14,535
Furniture & fixtures	14,778
Land	8,839

Intangible assets:	65,916
Software	65,915
Others	1

Investments and others:	1,720,949
Investment securities	240,918
Investments in subsidiaries	1,085,088
Long-term loans receivable	280,979
Long-term guarantee deposits	50,312
Deferred tax assets	46,998
Other investments	16,687
Allowance for doubtful accounts	(33)

TOTAL ASSETS	3,010,792

LIABILITIES

Current Liabilities:	906,931
Short-term borrowings	745,500
Bond with maturity of less than one year	60,000
Payables to customers and others	75,780
Accrued income taxes	4,024
Other current liabilities	21,627

Long-term Liabilities:	618,323
Bonds payable	180,000
Long-term borrowings	436,000
Other long-term liabilities	2,323

TOTAL LIABILITIES	1,525,254

SHAREHOLDERS’ EQUITY

Common stock	182,800
Capital surplus:	114,326
Additional paid-in capital	112,504
Other capital surplus:	1,821
Premium over acquisition cost of Treasury stock sold	1,821
Earned surplus:	1,169,430
Earned surplus reserve	81,858
Voluntary reserves:	950,033
Reserve for specified fixed assets	33
General reserve	950,000
Unappropriated retained earnings	137,538
Net unrealized gain on investments	50,603
Less treasury stock	(31,620)

TOTAL SHAREHOLDERS’ EQUITY	1,485,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,010,792

Non-Consolidated Income Statement (April 1, 2004 – March 31, 2005)

(Millions of yen)

Operating revenue		269,600
Property and equipment fee revenue	55,787
Rent revenue	29,511
Royalty on trademark	14,880
Dividend from subsidiaries	162,154
Others	7,267

Operating expenses		91,702
Compensation and benefits	1,687
Rental and maintenance	31,061
Data processing and office supplies	20,117
Depreciation and amortization	27,762
Others	5,926
Interest expense	5,149

Operating income		177,898

Non-operating revenue		3,632
Non-operating expenses		2,122

Ordinary income		179,408

Special profits		10,218
Profit on sales of investment securities	10,022
Profit on redemption of warrants	195

Special losses		49,661
Loss on sales of investment securities	68
Loss on devaluation of investment securities	2,351
Loss on devaluation of investments in subsidiaries	47,242

Income before income taxes		139,965

Income taxes - current		3,455
Income taxes - deferred		(11,603)

Net income		148,113

Unappropriated retained earnings brought forward		8,849

Interim dividend		19,423

Unappropriated retained earnings		137,538

Notes to Non-Consolidated Financial Statements:

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1) Other securities

a. Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Shareholders’ equity” on the balance sheet.

b. Securities without market value

Recorded at cost using the moving average method or amortized cost

(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Depreciation and amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

4.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

5.	Finance leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6.	Hedging activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities to reduce the risks such as interest rate fluctuation until the profits or losses on the underlying hedged items are included in the income statement. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

7.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

8.	The Company applies the consolidated tax return system.

[Notes to Non-Consolidated Balance Sheet]

9.	Short-term receivables from subsidiaries:	1,179,076 million yen
	Short-term payables to subsidiaries:	820,127 million yen
	Long-term receivables from subsidiaries:	280,950 million yen

10.	Accumulated depreciation on tangible fixed assets:	66,582 million yen

11. In addition to the fixed assets on the balance sheet, the Company uses computers and personal computers under finance lease contracts.

12. Securities deposited

The Company loaned investment securities with a market value of 79,137 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

13.	Guarantee obligations	1,761,453 million yen

Set forth below is a summary of the Company’s guarantee obligations:

Bonds/medium-term notes, Commercial paper	1,706,564 million yen
Swap transactions, etc.	54,889 million yen

14. Amounts to be excluded from profits available for dividends

The amount to be excluded from the calculation of profits available for dividends as of March 31, 2005 as determined by Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 50,603 million yen.

[Notes to Non-Consolidated Income Statement]

15.	Operating revenue from subsidiaries	268,896 million yen
	Operating expenses to subsidiaries	20,564 million yen
	Non-operating transactions with subsidiaries	240 million yen

16. “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

17. “Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

18. “Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

19. “Others” includes fees from securities lending and interest received on loans mainly from NSC.

20.	Net income per share	76.26 yen

The Appropriation of Non-Consolidated Retained Earnings and its reason for the Fiscal Year Ended March 31, 2005

1.	The Appropriation of Non-Consolidated Retained Earnings

		(Yen	)

Unappropriated retained earnings		137,538,446,630
Reversal of voluntary reserve:		3,956,322
Reversal of reserve for specified fixed assets	3,956,322

Total		137,542,402,952

The amount above is appropriated as below.

Appropriation:
Cash dividends ( 10.00 yen per share )	19,421,888,660
General reserve	70,000,000,000

Total		89,421,888,660

Unappropriated retained earnings to be carried forward		48,120,514,292

2.	Reason

(1) Policy on Appropriation of Retained Earnings

The Company and its subsidiaries worldwide, including Nomura Securities, integrate business operation under the uniform “Nomura Group” strategy. When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then determine the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of cash dividend taking into consideration the pay-out ratio.

(2) Reason for Appropriation of Retained Earnings

The Company proposes a cash dividend of 10.00 yen per share upon the dividend policy described above. As the Company paid out an interim dividend of 10.00 yen per share in December 2004, the annual dividend per share is 20 yen per share.

Report of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of Nomura Holdings, Inc.

May 10, 2005

Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and operating Partner

In accordance with Article 21-26, paragraph 4 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha,” we have audited the non-consolidated balance sheet, the non-consolidated income statement, the accounting matters stated in the business report, the proposal for appropriation of non-consolidated retained earnings, and the accounting matters stated in the supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 101st fiscal year from April 1, 2004 to March 31, 2005. These financial reports and the supplementary schedules are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these financial reports and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial reports and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial reports and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial reports and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company’s subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

a)	the non-consolidated balance sheet and the non-consolidated income statement present properly the Company’s financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

b)	the accounting matters stated in the business report present properly the Company’s affairs in accordance with the related regulations and the Articles of Incorporation,

c)	the proposal for appropriation of non-consolidated retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

d)	there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which is required to be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 101st fiscal year (from April 1, 2004 to March 31, 2005) and, based on the result of the audit, hereby reports as follows:

1.	OUTLINE OF THE AUDITING METHOD USED

We audited resolutions of the Board of Directors including appointment of Audit Mission Directors (non-executive but full-time directors appointed for the purpose of supplementing audits conducted by the Audit Committee) concerning matters prescribed in Article 21-7, paragraph 1, item 2 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (‘Special Law’)” and Article 193 of Ministry of Justice Ordinance concerning the Commercial Code, and internal control and procedures in accordance with such resolutions. In addition, in accordance with the auditing principles and assignment of responsibilities decided by the Audit Committee and in cooperation with the Company’s departments in charge of internal control and procedures, each member of the Audit Committee, by himself or through each of the Audit Mission Directors, attended important meetings of the Company; heard reports from the Directors, Executive Officers and others on the Company’s business; reviewed documents authorizing corporate actions and other important documents; investigated the conditions of the business and the assets of the Company; and with respect to the Company’s subsidiaries requested reports on their businesses as necessary and investigated their conditions of their business and the assets. In addition, we heard the report and explanation from the Company’s independent accountants and examined the Company’s financial reports and supplementary schedules.

With respect to certain other matters, including: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director or Executive Officer are contrary to or conflict with those of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof, we, in addition to the above mentioned auditing method, requested reports on such transactions from the Directors, Executive Officers and others as necessary, and investigated any such transactions in detail.

2.	RESULT OF THE AUDIT

(1) We acknowledge that resolutions of the Board of Directors concerning matters prescribed in Article 21-7, paragraph 1, item 2 of the Special Law and Article 193 of Ministry of Justice Ordinance concerning the Commercial Code are appropriate and internal control and procedures are operated in accordance with such resolutions.

(2) We acknowledge that both the method and result of the audit by Shin Nihon & Co., the Company’s independent accountants, are appropriate.

(3) We acknowledge that the business report presents fairly the Company’s conditions in conformity with applicable laws and regulations of Japan and the Articles of Incorporation of the Company (the “Articles of Incorporation”).

(4) We have nothing to point out, in light of the conditions of the business and the assets of the Company and other circumstances, with respect to the proposal concerning the appropriations of retained earnings.

(5) We acknowledge that the supplementary schedules present fairly the matters that are required to be included therein and we have nothing to point out with respect thereto.

(6) We acknowledge that there are no material facts in the execution of the duties of any Director or Executive Officer concerning his unjust action or his violation of the laws and regulations of Japan or the Articles of Incorporation.

In addition, we acknowledge that there is no failure by the Directors or Executive Officers in the execution of their duties in connection with: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director or Executive Officer are contrary to or conflict with those of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof.

(7) We have nothing to point out with respect to the execution by the Directors or Executive Officers of their duties in connection with the subsidiaries of the Company.

May 17, 2005	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman
Fumihide Nomura
Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in the exceptional clause of Article 21-8, paragraph 4 of the Special Law.

Reference Material Regarding the Exercise of Voting Rights

1.              Total Number of Voting Rights Owned by all the Shareholders:

19,364,589

2.              Agenda and the Referenced Matters:

 Proposal No.1: Amendment to the Articles of Incorporation

1)    Reasons for the Amendment to the Articles of Incorporation

In accordance with the enforcement on February 1, 2005 of the “Law regarding Amendments to the Commercial Code, etc. for Introduction of Electronic Public Notice (Law No. 87, 2004)”, the Company proposes to change the method of public notice from publication in the Nihon Keizai Shimbun to electronic public notice and also determine an alternative method in cases the method of electronic public notice is not available due to unforeseeable circumstances.

2)    Amendment

(amendment underlined)

Current	As Amended
Article 4. (Method of Giving Public Notices) Public notices of the Company shall be given by publication in Nihon Keizai Shimbun.

Article 4. (Method of Giving Public Notices)

Public notices of the Company shall be made by electronic public notice; provided, however, that such notices shall be given by publication in Nihon Keizai Shimbun in cases the method of electronic public notice is not available due to any troubles or unavoidable circumstances.

Proposal No.2: Issuance of Stock Acquisition Rights as Stock Options

1)    Reason for Issuing Stock Acquisition Rights on Terms Especially Favorable to Persons Other than Shareholders

The Company is planning to issue without consideration the following two types of stock acquisition rights as stock options for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and its subsidiaries to improve their performances and of acquiring talented human resources.

The first is a plan of stock acquisition rights with the condition that the “amount to be paid upon exercise of stock acquisition rights” at the time of issuance shall be determined based on the market price (“Stock Option A Plan”).

The second is a plan of stock acquisition rights with the condition that the “amount to be paid upon exercise of stock acquisition rights” at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payment for compensation through granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, the Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting a period during which the stock acquisition rights cannot be exercised after they are granted (“non-exercise period”). Accordingly, the Stock Option B Plan will have the same economic effect as the Company grants restricted stocks. In principle, the non-exercise period will be not shorter than two (2) years.

2)    Summary of the Issuance of Stock Acquisition Rights under Stock Option A Plan

(1) Type / Number of Shares Under Stock Acquisition Rights

Up to 2,500,000 shares of common stock of the Company.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the number of shares related to the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares =	Number of Shares	X	Ratio of Split
	Before Adjustment		or Consolidation

In the event that new shares of common stock are issued or the shares held by the Company are disposed of at a price below the market price of the shares of common stock of the Company (the “Shares”) (excluding any event of the exercise of stock acquisition rights and any request for purchasing additional less-than-a-full-unit shares) or the Company issues any securities or stock acquisition rights to be converted or convertible to the Shares (including those attached to bonds with stock acquisition rights) which enable the holders thereof to request the delivery of the Shares, the number of shares for the unexercised stock acquisition rights shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Exercise Price
Adjusted Number of Shares =	Number of Shares	X	Before Adjustment
	Before Adjustment		Adjusted Exercise Price

Please refer to (4) for the adjusted exercise price.

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split or capital reduction of the Company or in any other similar event where an adjustment of the number of shares shall be required, the Company may appropriately adjust the number of shares to a reasonable extent.

(2) Total Number of Stock Acquisition Rights to be Issued:

Up to 25,000 stock acquisition rights (the number of shares per stock acquisition right shall be 100 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3) Issue Price of Stock Acquisition Rights:

To be issued without receipt of consideration.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of the Share in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the Shares in regular transactions at the Tokyo Stock Exchange, Inc. on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), (ii) multiplied by 1.05. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price	X	1
	Before Adjustment		Ratio of Split
			or Consolidation

In the event that new shares of common stock are issued or the Shares held by the Company are disposed of at a price below the market price of the Shares (excluding any case of the exercise of stock acquisition rights and any request for purchasing additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

				Number of Outstanding Shares		Number of Newly Issued Shares	X	Paid-in Amount per Share
					+	Market Price per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	Number of (Outstanding + Newly Issued) Shares

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split or capital reduction of the Company or in any other similar case where an adjustment of the Exercise Price shall be required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(5) Exercise Period of Stock Acquisition Rights:

The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

(6) Conditions for Exercise of Stock Acquisition Rights:

(i)	Stock acquisition rights may not be exercised partly.

(ii)	Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution of the Board of Directors.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

(8) Restriction of Transfer of Stock Acquisition Rights:

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

3)    Summary of the Issuance of Stock Acquisition Rights under Stock Option B Plan

(1) Type / Number of Shares Under Stock Acquisition Rights

Up to 5,000,000 shares of common stock of the Company.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the number of shares related to the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares =	Number of Shares	X	Ratio of Split
	Before Adjustment		or Consolidation

In addition to the above, in the event of a merger after the issuance of the stock acquisition rights, a company split or capital reduction of the Company or in any other similar event where an adjustment of the number of shares shall be required, the Company may appropriately adjust the number of shares to a reasonable extent.

(2) Total Number of Stock Acquisition Rights to be Issued:

Up to 50,000 stock acquisition rights (the number of shares per stock acquisition right shall be 100 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3) Issue Price of Stock Acquisition Rights:

To be issued without receipt of consideration.

(4) The Amount to Be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights shall be one (1) yen per share.

(5) – (8) Same as Stock Option A Plan

Proposal No.3: Election of Eleven Directors

As all of the eleven Directors will have finished their term of office at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the election of eleven Directors in accordance with a resolution of the Nomination Committee.

The nominees are as follows. Out of the nominees, ten persons to be reappointed, Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Nobuyuki Shigemune, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, will continuously assume full responsibilities as Directors to determine material management matters and supervise business execution for the Nomura Group. Yukio Suzuki, a nominee for a new Director, is familiar with the business of the Nomura Group, and it is planned that he will be, at the meeting of the Board of Directors to be held after the Ordinary General Meeting, appointed a full-time but non-executive Director (“Audit Mission Director”) to supplement the audit conducted by the Audit Committee.

Name (Date of Birth)	Brief History and Representation of Other Companies		Shareholdings of the Company
1. Junichi Ujiie (Oct. 12, 1945)	Nov. 1975 Jun. 1990 Jun. 1992 Jun. 1995 Jun. 1996 May 1997 Apr. 2003 Jun. 2003	Joined Nomura Director Director and Head of Americas Division Managing Director and Head of Americas Division Managing Director in charge of Risk Analysis Division President & CEO Chairman of the Board of Directors Chairman of the Board of Directors and Senior Managing Director	70,235
	(Representation of other companies) Director and President & CEO, Nomura Institute of Capital Markets Research

2. Nobuyuki Koga (Aug. 22, 1950)	Apr. 1974 Jun. 1995 May 1997 Jun. 1998 Apr. 1999 Jun. 2000 Apr. 2003 Jun. 2003	Joined Nomura Director in charge of Human Resources Director in charge of Planning Director in charge of Planning Division Managing Director in charge of Planning Division Executive Vice President President & CEO Director and President & CEO	27,853
	(Representation of other companies) Director and President & CEO, Nomura Securities Co., Ltd.

3. Hiroshi Toda (Sep. 12, 1951)	Apr. 1975 Jun. 1997 Oct. 1998 Jun. 2000 Oct. 2001 Apr. 2003 Jun. 2003	Joined Nomura Director in charge of Fixed Income Division Director in charge of Global Fixed Income Executive Managing Director in charge of Investment Banking Unit Director Executive Vice President Director and Deputy President & COO	21,300
	(Representation of other companies) Director and Deputy President & COO, Nomura Securities Co., Ltd.

4. Kazutoshi Inano (Sep. 4, 1953)	Apr. 1976 Jun. 1997 Apr. 1999 Jun. 1999	Joined Nomura Director in charge of Human Resources Director in charge of Marketing Division Director in charge of Marketing Division and Business Development & IPO Dept.	42,700
	Jun. 2000 Oct. 2001 Apr. 2003 Jun. 2003	Executive Managing Director in charge of Retail Business Unit Director Executive Vice President Director and Deputy President & Co-COO

Name (Date of Birth)	Brief History and Representation of Other Companies		Shareholdings of the Company
5. Nobuyuki Shigemune (Aug. 7, 1949)	Apr. 1972 Jun. 1993 Jun. 1995 Jun. 1996 May 1997 Dec. 1997 Apr. 1999 Jun. 1999 Jun. 2003 Mar. 2004 Apr. 2004 Jun. 2004	Joined Nomura Director in charge of Chubu and Kinki Area of Marketing Division Director in charge of Kinki Area of Marketing Division Director and Osaka Branch Manager Managing Director stationed in Osaka and Osaka Branch Manager Managing Director stationed in Osaka Retired from Managing Director President, The Nomura Trust & Banking Co., Ltd. Director and President, The Nomura Trust & Banking Co., Ltd. Retired from Director and President, The Nomura Trust & Banking Co., Ltd. Advisor Director	17,500

6. Masaharu Shibata (Feb. 21, 1937)	Apr. 1959 Jun. 1994 Oct. 2001 Jun. 2002	Joined, NGK Insulators, Ltd. President & CEO, NGK Insulators, Ltd. Director Chairman & CEO, NGK Insulators, Ltd. (currently in office)	5,000
	(Representation of other companies) Chairman & CEO, NGK Insulators, Ltd. Chairman & CEO, NGK Technica, Ltd.

7. Hideaki Kubori (Aug. 29, 1944)	Apr. 1971 Mar. 1998 Apr. 1998 Apr. 2001 Oct. 2001 Mar. 2002	Registered as attorney at law and Joined Mori Sogo Law Offices Left Mori Sogo Law Offices Chairman, Hibiya Park Law Offices (currently in office) President, Daini Tokyo Bar Association and Vice President, Japan Federation of Bar Associations Director Retired from President, Daini Tokyo Bar Association and Vice President, Japan Federation of Bar Associations	0

8. Haruo Tsuji (Dec. 6, 1932)	Mar. 1955 Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation) President, Sharp Corporation Corporate Advisor, Sharp Corporation (currently in office) Statutory Auditor Director	4,000

9. Fumihide Nomura (Apr. 13, 1934)	Apr. 1957 Dec. 1976 Dec. 1979 Dec. 1982 Jun. 2003	Joined Nomura Director Managing Director Statutory Auditor Director	188,626
	(Representation of other companies) President, Nomura Shokusan Co., Ltd.

Name (Date of Birth)	Brief History and Representation of Other Companies		Shareholdings of the Company
10. Koji Tajika (Jan. 7, 1936)	Jun. 1993 Jun. 1997 May 1999 Jun. 1999 May 2000 Jun. 2000 Jun. 2001 Apr. 2002 May 2002 Jun. 2002 Jun. 2003 Jun. 2003 Dec. 2004	CEO of Tohmatsu & Co. Chairman & CEO, Tohmatsu & Co. Retired from Chairman & CEO, Tohmatsu & Co. Chairman, Deloitte Touche Tohmatsu Retired from Chairman, Deloitte Touche Tohmatsu Trustee of International Accounting Standards Committee Foundation Advisor, Tohmatsu & Co. Professor of Chuo Graduate School of Accounting (currently in office) Retired from Advisor, Tohmatsu & Co. Director of Murata Manufacturing Co., Ltd. (currently in office) Director Statutory Auditor, Sumitomo Corporation (currently in office) Retired from Trustee of International Accounting Standards Committee Foundation	0

11. Yukio Suzuki (Jun. 3, 1950)	Apr. 1975 Jun. 1996 Mar. 1997 Apr. 1997	Joined Nomura Research Institute, Ltd. (NRI) Director, NRI Retired from Director, NRI Advisor, Head of Financial Research Center and General Manager of Equity Research Dept.	8,900
	Jun. 1997	Director, Head of Financial Research Center and General Manager of Equity Research Dept.
	Apr. 1999 May 1999 May 1999	Retired from Director Advisor Retired from Advisor
	Jun. 1999	Senior Managing Director in charge of Research Division and General Manager of Economic Research Dept., Nomura Asset Management Co., Ltd. (NAM)
	Jun. 2000	Executive Managing Director in charge of Research Division and General Manager of Economic Research Dept., NAM
	Jun. 2003	Executive Managing Director, NAM
	Mar. 2005 Apr. 2005	Retired from Executive Managing Director NAM Advisor

Note 1: The nominees, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an outside director prescribed in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Note 2: There are no conflicts of interests between the Company and the above-mentioned nominees.

Note 3: The brief history above at the Company on or before September 30, 2001 refers to positions and responsibilities at “The Nomura Securities Co., Ltd.”

(End)

<For reference>

(1)	Directors constituting the Nomination Committee, Audit Committee and Compensation Committee (to be appointed)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Audit Committee	Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika

Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

(2) Executive Officers (to be appointed)

Title	Name	Principal Positions
Senior Managing Director	Junichi Ujiie
President (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer
Deputy President (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer
Deputy President (Representative Executive Officer)	Kazutoshi Inano	Co- Chief Operating Officer
Senior Managing Director	Takashi Yanagiya	Head of Global Investment Banking
Senior Managing Director	Kenichi Watanabe	Head of Domestic Retail
Senior Managing Director	Takumi Shibata	Head of Asset Management
Senior Managing Director	Manabu Matsumoto	(Executive Vice President of Nomura Securities Co., Ltd. (NSC))
Senior Managing Director	Hiromi Yamaji	(Executive Managing Director of NSC)
Senior Managing Director	Shogo Sakaguchi	(Executive Managing Director of NSC)
Senior Managing Director	Masanori Itatani	Head of Internal Audit
Senior Managing Director	Yoshimitsu Oura	(Executive Managing Director of NSC)
Senior Managing Director	Yusuke Yamada	(Executive Managing Director of NSC)
Senior Managing Director	Hitoshi Tada	(Executive Managing Director of NSC)
Senior Managing Director	Yasuo Agemura	Head of Global Markets
Senior Managing Director	Akihiko Nakamura	Head of Global IT & Operations
Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region
Senior Managing Director	Hiroshi Tanaka	In charge of Secretariat
Senior Managing Director	Noriyasu Yoshizawa	Regional Management of China Region
Senior Managing Director	Yasuo Yoshihara	In charge of Ethics & Discipline Dept.
Senior Managing Director	Akira Maruyama	Head of Global Merchant Banking
Senior Managing Director	Akihito Watanabe	Head of Global Research
Senior Managing Director	Tetsu Ozaki	Head of Global Corporate Communications and in charge of General Affairs Dept. and Corporate Planning Dept.
Senior Managing Director	Shigesuke Kashiwagi	Head of Global Fixed Income
Senior Managing Director	Yugo Ishida	Regional Management of Europe Region
Senior Managing Director	Atsuo Sakurai	Head of Asset Finance
Senior Managing Director	Masafumi Nakada	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR and in charge of Tax Management Dept.
Senior Managing Director	Hiromasa Yamazaki	Head of Global Equity
Senior Managing Director	Kamezo Nakai	(Executive Vice President of Nomura Asset Management Co., Ltd. (NAM))
Senior Managing Director	Takahide Mizuno	(Executive Vice President of NAM)
Senior Managing Director	Atsushi Yoshikawa	(Executive Vice President of NAM)
Senior Managing Director	Yasuaki Fukui	(President of Nomura Funds Research and Technologies Co., Ltd.)

(End)

English Translation of Nomura Group Report for the Fiscal Year Ended March 31, 2005

To Our Shareholders

I am pleased to present you with a summary of business results for the fiscal year ended March 31, 2005.

During the fiscal year under review, the Japanese economy saw a steady recovery in corporate performance, but faced an unpredictable external environment. As a result, the Japanese economy leveled off throughout the year. Against this backdrop, our net revenue (total revenue excluding interest expenses) for the fiscal year ended March 31, 2005, was ¥799.2 billion, income before income taxes was ¥204.8 billion, and net income was ¥94.7 billion under accounting principles generally accepted in the United States (U.S. GAAP). Return on equity (ROE) was 5.2%. We will pay a year-end cash dividend of ¥10 per share (combined with the interim dividend, the total dividend for the fiscal year ended March 31, 2005, is ¥20 per share).

We expect our business environment to remain challenging, but we see some movement in the area of government policy toward encouraging a shift from savings to investments as a result of the announcement of the Program for Further Financial Reform at the end of last year.

The corporate sector is in a position of excess cash as restructuring has begun to bear fruit and corporate performance has recovered. As a result, an increasing number of companies are contemplating aggressive capital policies to improve shareholder value. We feel that such changes in financial systems as the lifting of the government’s blanket guarantee on bank deposits and the resumption of accepting stock certificates into specially designated brokerage accounts will motivate investors to take a broader view of the relationship between risk and return.

Under these circumstances, we intend to approach the securities business from a broader perspective, respond quicker to changes, and aim to become a company that provides the finest service for every type of investment.

This year marks our 80th anniversary. By taking advantage of Nomura Group’s synergy backed by the trust that our customers have placed in us over the decades, we are driven to become a globally competitive Japanese financial institution while contributing to the sustainable growth of the Japanese economy and its financial markets.

Thank you for your continued support.

May 2005

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

Nomura Group aims to provide the finest services for every type of investment.

This year we celebrate our 80th anniversary amidst significant and rapid changes in the business environment. President and Chief Executive Officer Nobuyuki Koga describes our company’s operations with a focus on the strategy for achieving our business targets.

Q. Describe the current business environment.

A.  As structural changes of money flow and deregulation in Japan move forward, our business environment is seeing a significant and rapid transformation.

In terms of macroeconomics, while the international political climate and rising oil prices make the external environment unpredictable, the Japanese economy is unlikely to hit a downturn, mainly because capital investment in the private sector has increased. In other words, I see the economy regaining momentum.

The lifting of the government’s blanket guarantee on bank deposits and the resumption of accepting stock certificates into specially designated brokerage accounts have set the tone for the shift from savings to investments in Japan. We are also seeing changes in money flow.

The corporate sector is no longer strapped for cash as the many years of restructuring and the subsequent recovery in corporate performance have taken effect. At the same time, individual investors who had shied away from financial markets are starting to return their assets to the markets.

In such an environment, we expect competition to become increasingly severe. On the other hand, the environment is right for us to grow our business by entering new fields. In this respect, we feel that there has never been a better opportunity for us.

Q: What does Nomura Group plan to do in such an environment?

A: Our vision is to firmly establish our status as a globally competitive Japanese financial institution. We intend to maintain an average consolidated ROE of 10 to 15% over the mid- to long-term as a management target.

Last year, our ROE was only 5.2%. It is an urgent management issue to quickly build an earnings foundation that can sustain an ROE of 10 to 15%. It is important for us to earn your trust, as well as the trust of the market, that we are a group that can sustain profitability.

To achieve this goal, I feel that we should create our own growth model. As structural changes take root and deregulation continues at a fast pace, financial institutions are presented with a growing range of opportunities. If we were to hold on to the conventional business model, it would be impossible for us to take advantage of these opportunities and put our company on track for further growth. Unfortunately, no one has the “correct answer” to how a company should prepare itself for such changes. European and American financial institutions that had relentlessly pursued size are now rethinking their policy. Therefore, nowhere in the world is there an example or textbook-like success model for our situation.

Consequently, for us to achieve our mid- to long-term management targets and continually improve shareholder value, we have no choice but to discard preconceived notions, consider a wider range of business opportunities, and build a new growth model on our own.

Q: How do you intend to build your own growth model?

A: We will take full advantage of the reduced regulatory barriers to broaden our securities businesses, cultivate and expand businesses in new domains, and transform our operations.

Deregulation has opened doors to many fields that were once off-limits to securities companies. As a result, we have a greater menu of solutions that we can propose to our customers. In real estate, for example, real estate funds have demonstrated rapid growth. Listed J-REITs have gained a foothold and are becoming increasingly popular. Loans, which were once the exclusive domain of banks, are more accessible as a result of increased liquidity and securitization. As these examples illustrate, the seeds of change are in place for us to branch out into new businesses.

In order for us to become a company that provides the finest service for every type of investment and continue to grow, we would like to tap the synergies within the Group to promptly expand into new business domains.

Q: How do you intend to expand into new businesses?

A: I feel that it is necessary to enlarge the cross section of customers to create new businesses. By this I mean that in the course of servicing customers in person we need to pinpoint latent needs without confining ourselves to the conventional framework of the securities business. We then need to develop those needs into new businesses.

The ability to work face-to-face with customers, or in essence to sincerely explain the situation to customers under any circumstance, is the strength of Nomura. I believe this strength has fostered trust and built our customer base over the 80 years that we have been in business.

Latent needs will be found by maximizing the cross section of customers, and these needs will be developed into new businesses. By persistently repeating this effort, we can increase our areas of expertise and develop a new growth model.

To address such issues, we refocused our organization on April 1 2005 from one emphasizing business administration centered on the securities business, to one that allows a clear focus on management as Nomura Holdings. We will now expand and improve the banking facility and trust functions of the company, and boost our online operations to move into new areas of business.

In addition, we have reshuffled our business lines into five units from the previous three: Domestic Retail, Global Wholesale, and Asset Management. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking, and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new businesses.

To reinforce our efforts in the new fields, we have also appointed an executive officer in charge of Asset Finance in Global Markets and an executive officer in charge of public corporations in Global Investment Banking (Nomura Securities Co., Ltd.). Further, an executive officer has been put in charge of our Chinese operations, underscoring our commitment to China as a strategic area.

Business Lines

Summary of Consolidated Financial Information for the Year Ended March 31, 2005

Summary of Consolidated Financial Information

Net revenue (total revenue excluding interest expenses) for the fiscal year ended March 31, 2005, was ¥799.2 billion, down 0.5% from the previous year.

Income before income taxes was ¥204.8 billion, down 27.5% from the previous year, and net income was ¥94.7 billion, down 45.0% from the previous year.

Segment Net Revenue (total revenue excluding interest expenses)

In Domestic Retail, net revenue (total revenue excluding interest expenses) in the fiscal year ended March 31, 2005, was ¥304.4 billion, approximately the same as in the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, domestic bonds, foreign currency bonds, and a variety of other financial products.

(Billions of yen)

	04/3	05/3	Rate of change
Net revenue (total revenue excluding interest expense)	803.1	799.2	–0.5%
Income before income taxes	282.7	204.8	–27.5%
Net income	172.3	94.7	–45.0%
Return on equity	10.1%	5.2%

In Global Wholesale, net revenue in the fiscal year ended March 31, 2005, was ¥325.9 billion, down 10.9% from the previous year, primarily because the bond-related order flow decreased.

In Asset Management, net revenue in the fiscal year ended March 31, 2005, was ¥43.5 billion, up 21.0% from the previous year, as proceeds from asset management service fees increased with the rise in assets under management.

(Billions of yen)

	04/3	05/3	Rate of change
Domestic Retail	305.8	304.4	–0.5%
Global Wholesale	365.7	325.9	–10.9%
Asset Management	36.0	43.5	21.0%
Others	95.7	125.4	31.1%
Total	803.1	799.2	–0.5%

Note: “Others” includes gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, effect of consolidation/deconsolidation of private equity entities and other financial adjustments.

Consolidated Business Results for the Fiscal Year Ended March 31, 2005

■	Domestic Retail

Operating Results

In Domestic Retail, net revenue (total revenue excluding interest expenses) in the fiscal year ended March 31, 2005, was ¥304.4 billion, approximately the same as in the previous year, and income before income taxes was ¥81.2 billion, up 2% from the previous year, as we responded to customers’ investment needs in a timely fashion by offering stocks, investment trusts, JGBs for individuals, foreign currency bonds, and a variety of other financial products.

A breakdown of net revenue shows a sound growth in commissions, which can be attributed to the higher stock trading volume, continuing growth of stock client assets, and strong sales of investment trusts offering frequent distributions and overseas investment trusts. Clients assets (including those of financial institutions) in Domestic Retail has continued to grow after reaching ¥45.6 trillion, the highest figure ever, as of March 31, 2005.

Goals and Strategy

We are working to further broaden our customer base while improving the quality of financial services that cater to the diverse needs of customers.

The goal of Domestic Retail is to provide high-quality financial services and our broaden customer base. Domestic Retail responds to each customer’s individual needs with the right advice on domestic and foreign stocks, Japanese Government bonds (JGBs) for individuals, domestic bonds, foreign currency bonds, investment trusts, and pension and insurance products. We also provide extensive advice issues related to the lifting of the government’s blank guarantee on bank deposits transferring personally-held stock certificates to specially designated brokerage accounts. Through these efforts, we continue to steadily increase assets in custody.

Domestic Retail has set a goal of increasing client assets to ¥50 trillion by March 31, 2007. To this end, we will strive to improve financial services to constantly satisfy customers by improving the product line to cater to the diverse and advanced needs of customers and by building a structure for providing services that are truly useful for customers.

Achievement 1: Increase in assets

Client assets exceed ¥45 trillion as stock certificates pour into specially designated brokerage accounts

We made thorough preparations to accept personally-held stock certificates in specially designated brokerage accounts. By December 31, 2004, the first cut-off date, we received a huge number of stock certificates into these accounts. As a result, the net increase in assets for the fiscal year ended March 31, 2005, reached ¥4.75 trillion. As of March 31, 2005, client assets in Domestic Retail totaled ¥45.6 trillion.

Achievement 2: Met Customers’ Investment Needs

Nomura still leads the way in JGBs for individuals

We strive to provide a wide range of products that meet the investment needs of individual customers. During the fiscal year ended March 31, 2005, as we approached the lifting of guarantees on bank deposits, we achieved solid sales by offering various products that met the market needs such as JGBs for individuals, which have taken root as an important asset investment product for individual customers, investment trusts offering frequent distributions, funds of funds, and foreign bonds denominated in various currencies. So far our sales of JGBs for individuals, from the first issue in March 2003 to the tenth issue in April 2005, have totaled ¥2.7 trillion. Our sales amount exceeds that of any other financial institution, including the postal savings system.

Achievement 3: New Efforts to Increase Customer Contact

Making Nomura more accessible to customers

In December 2004, city banks and regional banks were allowed to enter the securities intermediary businesses. This move enlarges the window to securities trading, and is anticipated to attract to new investors to the securities markets who may have been unfamiliar with investing in securities due to the lack of contact. In this respect, we feel that it is extremely important to collaborate with other financial institutions in this area. By providing products that meet customers’ needs, we will nurture the opportunity into a major business together with our partners.

The Women’s Financial Planning Section, formed in Domestic Retail last November, proactively holds seminars for women. The seminars cover various topics to help women take charge of their finances. These seminars have proven to be extremely popular. As of the end of March, a total of 3,600 women had participated in 73 seminars held at branches throughout Japan. We will continue to provide services that truly satisfy customers to make ourselves more accessible.

■	Global Wholesale

Operating Results

In Global Wholesale, which is composed of Global Markets, Investment Banking, and Merchant Banking, net revenue (total revenue excluding interest expenses) for the fiscal year ended March 31, 2005, was ¥325.9 billion, down 11% from the previous year, and income before income taxes was ¥86.4 billion, down 38% from the previous year.

Global Markets experienced a 14% decline in net revenue from the previous year primarily due to a decrease in customer order flow related to bonds.

On the other hand, Investment Banking saw net revenue increase 6% from the previous year. The positive result is attributable to the strength of underwriting of initial, primary, and secondary equity offerings, and also to growth in M&A advisory services.

In Merchant Banking, net revenue fell 32% from the previous year primarily due to the funding costs for its assets in Europe.

Goals and Strategy

Our goal in Global Wholesale is to respond to changes in the markets and customers’ needs, and accelerate business expansion on a global scale.

Global Wholesale aims to play the leading role in establishing the company’s position as a globally competitive Japanese financial institution. To this end, Global Wholesale is establishing businesses that provide new sources of revenue for driving profit growth of the Group as a whole and to accelerate the globalization of the Group’s operations.

To accommodate for the expansion of our businesses and to improve mobility in new businesses, Global Wholesale was reorganized in April 2005 into three business lines: Global Markets, Global Investment Banking, and Global Merchant Banking. Global Markets is composed of Global Fixed Income and Global Equity, as well as a new business line, Asset Finance, to accelerate the rate of our global business expansion.

Achievement 1: Global and Cross-border Deals

Largest offering of stock-related products in Japanese market by a foreign company

In January 2005, we served as the lead manager for an exchangeable bond (1.1 billion euro, exchangeable with Deutsche Post stock) offering by KfW (KfW Bankengruppe). Besides the sheer size of the bond issue, it was a new idea to issue such kind of exchangeable bonds to individual investors in Japan. These points attracted much attention, and brought recognition for Japanese individual investors as well as for the Nomura Group.

This major deal was the fruit of Group-wide synergies, made possible by the close relations developed over the decades between Global Wholesale and KfW as well as other top-tier overseas bond issuers and the utmost trust that overseas businesses place in the solid sales network of Domestic Retail.

Achievement 2: Competitiveness in Underwriting

Leader in the league tables in all three equity areas for two consecutive years

As with last year, we took the top position in the fiscal year ended March 31, 2005, league tables for investment banking/underwriting results in all three equity areas (IPOs, primary and secondary offerings, and convertible bonds).

During the fiscal year ended March 31, 2005, we acted as the lead manager for numerous symbolic and major deals catering to investors in Japan and abroad. We acted as the lead manager for IPOs for such major deals as Electric Power Development, INPEX, and NTT Urban Development. Among secondary offerings, we served as the lead manager for AEON, T&D Holdings, and Shinsei Bank.

Achievement 2

Japanese Stock and Stock-related Underwriting Lead Manager Ranking in 2004

Rank	Lead manager	Amount of transaction (Millions of US dollars)	Number of deals
1	Nomura Group	16,026	161
2	Daiwa Securities SMBC	11,642	119
3	Nikko Citigroup	8,996	73
4	UBS	4,849	10
5	Mizuho Financial Group	3,275	47
	Total market	60,50 2	586

Source: Thomson Financial (based on actual figures in calendar year 2004)

Achievement 3: Competitiveness in M&A

Top advisor in M&A deals of Japanese companies

We were named the top advisor in the advisory ranking for announced deals involving Japanese companies in 2004, which compares the accomplishments of M&A advisors. In the merger between Mitsubishi Tokyo Financial Group and UFJ Holdings, we acted as an advisor to Mitsubishi Tokyo Financial Group, contributing to the creation of Mitsubishi UFJ Financial Group.

As industrial realignment gains full steam, we have achieved an impressive track record. Besides serving as a financial advisor for numerous transactions concerning the Industrial Revitalization Corporation of Japan, we have acted as a financial advisor in a major merger deal in the pharmaceutical industry between Sankyo and Daiichi Pharmaceutical.

In February 2005, we announced a business alliance on cross-border M&A with Rothschild, a highly competitive company in Europe, to further reinforce our M&A business.

Achievement 3

2004 M&A Advisory Ranking (Disclosure Projects)

Rank	Advisor	Amount of transaction (Millions of US dollars)	Number of deals
1	Nomura Group	19,364	129
2	Daiwa Securities SMBC	15,755	96
3	The Goldman Sachs Group	12,993	23
4	Citigroup	11,235	28
5	Lehman Brothers	10,195	18
	Total market	87,309	2,387

Source: Thomson Financial (based on actual figures in calendar year 2004)

Achievement 4: Major investment deals of Nomura Principal Finance

Acquired majority stock in Millennium Retailing

Nomura Principal Finance (NPF), using Nomura Group’s own capital, invests in companies with potential for growth and earnings improvement in the future and seeks to increase the value of the investments in the medium- to long-term and exit through public offerings and other methods.

During the fiscal year ended March 31, 2005, the acceleration of corporate group reorganizations in Japan presented a lucrative timing for investment. We took advantage of the opportunity by investing aggressively, substantially increasing both the number of transactions and investment balance. Among the transactions, the largest was the investment in Millennium Retailing.

Millennium Retailing is the holding company of Sogo and Seibu Department Stores. Sogo is a chain of eleven stores in such cities as Yokohama and Chiba. This fall, Sogo plans to open a store in Shinsaibashi, Osaka. Seibu Department Stores maintains a chain of eighteen stores, including those in Ikebukuro and Shibuya. Under the leadership of management, the department store chains are making steady progress in operations. On the other hand, the department store chains urgently needed additional capital for investments to expand operations and enhance group synergies.

In response to the need for additional capital, NPF invested a total of ¥50 billion for the capital increase, first in July 2004 and then in January 2005. We will speed up restructuring such as remodeling the stores to improve profitability further, and will seek to offer shares of Millennium Retailing to the public in the near future.

■	Asset Management

Operating Results

In Asset Management, net revenue (total revenue excluding interest expenses) in the fiscal year ended March 31, 2005, was ¥43.5 billion, up 21% from the previous year, primarily due to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. Income before income taxes increased to ¥7.4 billion versus a deficit of ¥1 billion during the previous period.

Due to an increase in customer demand for investment trusts that offer frequent distributions, we increased the number of products in our line-up that provide for more frequent payouts to customers. The resulting increase in outstanding assets invested in such funds has contributed to overall improvement in revenue.

The assets under management of Nomura Asset Management reached ¥16 trillion and the total assets under management in Asset Management amounted to ¥19 trillion as of March 31, 2005.

Goals and Strategy

We are working to increase assets under management by providing the best products that cater to customers’ diverse needs.

Our goals in Asset Management are to increase assets under management in the asset management business and serve as a plan administrator and custodian to more companies in the defined contribution pension plan business.

In the asset management business, we have continued to improve our asset management capabilities to provide superior benefits over the medium- to long-term. At the same time, we have expanded our sales channels to grasp the various asset management needs of customers and increase assets under management.

In the defined contribution pension plan business, we are working to serve as a plan administrator and custodian to more companies by providing consistent and diverse services and broadening our product offering.

Achievement 1: Investment trust business in Domestic Retail

Asset balance increases funds offering frequent distributions

As investment environments featured by low interest rates are prevailing, investors have shown an increasing interest in investment trusts with more frequent payouts, such as the monthly distribution fund. In order to meet such investor needs, we have created new funds to enhance our product line.

In addition to Nomura US High-Yield Bond Income, which we introduced last year, we introduced Nomura Fund Masters World Bond (A/B), World Attractive Dividend Stock Fund, and Nomura US Loan Income during the fiscal year ended March 31, 2005, to offer funds that invest in a wide range of areas. The product line allows each investor to choose a fund that best suits his or her portfolio. Consequently, the asset balance in these funds has increased.

Achievement 2: Investment trust business through banks

Asset balance in funds offered solely through banks increases

Banks continue to handle an increasing share of investment trusts, and this is an important sales channel that we need to build up. Besides offering a product line for each financial institution and creating special funds catering to customers’ needs, we are stepping up marketing and sales support for financial institutions to increase the asset balance.

During the fiscal year ended March 31, 2005, we introduced five funds, including the Hybrid Income Open, which is sold through Chiba Bank, US Real Estate Investment Trust High Income Open, through Resona Group, and Global REIT Open, through Sumitomo Mitsui Bank. As a result, we now handle seven funds designed especially for bank customers. Asset balance reached approximately ¥ 90 billion as of March 31, 2005.

Achievement 3: Defined contribution pension plan business

Offering an increasing number of products and serving as plan administrator and custodian to more companies

As a greater number of companies implement the defined contribution pension plan, we have striven to provide plan administrator and custodian services to more customers and increase the product line by offering a wide range of consistent services including plan implementation support and plan designing consultation, investment education services for implementing companies, and the sale of investment trust products.

As of March 31, 2005, we have been appointed as plan administrator and custodian for 112 plans. Plan participants are up approximately 60,000 from the previous year, to 240,000 participants, indicating a steady increase in the number of participants. We have also made an effort to provide investment trust products to plans for which we do not serve as plan custodian. As a result, the balance of investment trust assets has reached approximately ¥ 77 billion.

Consolidated Financial Information

Consolidated Balance Sheet Summary

Millions of yen

Item	March 31, 2004	March 31, 2005
Assets
Cash and cash deposits	930,637	1,186,756
Loans and receivables	1,013,636	1,244,528
Collateralized agreements	12,881,752	14,389,045
Trading assets and private equity investments	13,838,396	15,600,521
Other assets	1,088,545	2,068,003
Private equity entities buildings, land, equipment and furniture and fixtures	22,154	444,726

Total assets	29,752,966	34,488,853

Liabilities and shareholders’ equity
Short-term borrowings	437,124	633,119
Private equity entities short-term borrowings	7,624	116,054
Payables and deposits	1,384,096	1,042,483
Collateralized financing	17,367,758	21,666,185
Trading liabilities	5,976,966	5,332,173
Long-term borrowings	2,385,469	3,243,175
Private equity entities long-term borrowings	8,104	444,615
Other liabilities	415,865	703,289

Total liabilities	27,967,278	32,620,424

Total shareholders’ equity	1,785,688	1,868,429

Total liabilities and shareholders’ equity	29,752,966	34,488,853

Per share data
(Yen)
	March 31, 2004	March 31, 2005
Book value per share	919.67	962.48

Notes:

(1)	With the Company’s listing on the New York Stock Exchange in December 2001, our consolidated financial information has been prepared according to the accounting principles, procedures, and expressions that are required of American Depository Receipts or, in essence, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).
(2)	Some previously reported figures have been reclassified in order to conform to the current year presentation.

Due to an increase in trading assets, total assets as of March 31, 2005, increased ¥4.7 trillion to ¥34.5 trillion, compared with March 31, 2004. Due to an increase in trading liabilities, total liabilities as of March 31, 2005, increased ¥4.7 trillion to ¥32.6 trillion, compared with March 31, 2004.

Loans and Receivables

Loans and receivables include call loans, margin transaction loans, and guarantee money deposited.

Collateralized Agreements

Collateralized agreements include securities purchased under agreements to resell (Reverse Repo transactions), securities borrowed (including equity securities borrowed and debt securities borrowed).

Trading Assets and Private Equity Investments

Trading assets and private equity investments include securities such as stocks, government bonds, and corporate bonds held for trading purposes, derivative contracts such as swaps and options held for trading purposes, and private equity investments.

Payables and Deposits

Payables and deposits include payables to customers and guaranty money received.

Collateralized Financing

This account includes securities sold under agreements to repurchase (Repo transactions), securities loaned (including equity securities loaned and debt securities loaned).

Trading Liabilities

This account includes securities such as stocks, government bonds, and corporate bonds written for trading purposes, as well as derivative contracts such as swaps and options written for trading purposes.

From the fiscal year ended March 31, 2005, some of the consolidated figures are shown as amounts specific to companies in which we have private equity investments out of total consolidated figures.

Consolidated Income Statement Summary

Millions of Yen

Item	Year ended March 31, 2004	Year ended March 31, 2005
Revenue:
Commissions	210,216	221,963
Fees from investment banking	86,994	92,322
Asset management and portfolio service fees	66,193	78,452
Net gain on trading	229,042	201,686
Gain on private equity investments	13,138	7,744
Interest and dividends	343,260	401,379
Gain on investments in equity securities	55,888	15,314
Private equity entities product sales	17,640	75,061
Other	23,565	32,316

Total revenue	1,045,936	1,126,237

Interest expense	242,833	327,047

Net revenue	803,103	799,190

Non-interest expenses:	520,427	594,355
Private equity entities cost of goods sold	11,852	44,681

Income before income taxes	282,676	204,835

Income tax expense	110,347	110,103

Net income	172,329	94,732

Per share of common stock (yen)

	Year ended March 31, 2004	Year ended March 31, 2005
Basic – Net income	88.82	48.80
Diluted – Net income	88.82	48.77

Notes:

(1)	With the Company’s listing on the New York Stock Exchange in December 2001, our consolidated financial information has been prepared according to the accounting principles, procedures, and expressions that are required of American Depository Receipts or, in essence, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).
(2)	Some previously reported figures have been reclassified in order to conform to the current year presentation.
(3)	Changes in the fair value of a derivative transaction that does not conform to the standards of hedge transactions — although it is intended as an economical hedge activity against assets or liabilities for a purpose other than trading — is posted as net gain on trading, interest and dividends, or interest expense depending on the nature of the transaction. Effective with the fiscal year ended March 31, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation.

Net revenue for the fiscal year ended March 31, 2005, was ¥799.2 billion, down 0.5% from the previous year, and expenses other than interest expenses were ¥594.4 billion, up 14% from the previous year.

Income before income taxes for the fiscal year ended March 31, 2005, was ¥204.8 billion, down 28% from the previous year, and net income was ¥94.7 billion, down 45% from the previous year.

Commissions amounted to ¥222 billion, up 5.6% from the previous year, as a result of increase in stock commissions.

Fees from investment banking reached ¥92.3 billion, up 6.1% from the previous year, as the stock issuance market has begun to recover.

Asset management and portfolio service fees rose 18.5% from the previous year to ¥78.5 billion, primarily due to the increase in the net asset balance in stock investment trusts.

Trading related revenue (sum of net gain on trading and net interest revenue) was ¥276 billion, down 16.2% from the previous year, primarily due to the decline in the bonds related order flow.

From the fiscal year ended March 31, 2005, items which are applicable to consolidated companies in which we have private equity investments are presented in either a new classification or as part of another item.

Corporate Citizenship

Helping to realize a sustainable social system

Starting with our founder, Tokushichi Nomura., the spirit of working for the people and for society has been passed down through the generations at Nomura. A sustainable social system requires a financial system as its foundation. We are committed to fulfilling our responsibility here as both a corporate citizen and leading financial institution.

Donation to 2005 Special Olympics World Winter Games

Special Olympics is an international organization dedicated to supporting children and adults with intellectual disabilities by providing them with year-round sports training and athletic competition in a variety of Olympic-type sports, giving them continuing opportunities to showcase their courage and effort and raise their level of independence and participation in society.

Nomura viewed the Special Olympics as an event with high societal meaning, and was pleased to provide a donation to support the event as part of Nomura’s overall Corporate Social Responsibility program.

(2005 Special Olympics World Winter Games were held in Nagano Prefecture for eight days from February 26 to March 5, 2005)

Donation of “Yasashii Kinyu-gaku (Finance for Beginners)” to junior high schools

By learning how money works, students will gain a deeper understanding of how society and the economy function.

In February 2005, we published a finance textbook entitled, “Yasashii Kinyu-gaku Finance for Beginners),” and donated the book to some 11,000 junior high schools and 2,400 public libraries nationwide. Written as a story, the book features Tomoko, a financial planner, who explains to junior high school students in her neighborhood how finance and economy work. Each chapter begins with comic pages and uses numerous illustrations to make the book easy reading for junior high school students. Schoolteachers have praised the book as an innovative introductory textbook on finance.

Special Sponsorship of Nikkei Stock League

Nikkei Stock League, organized by Nihon Keizai Shimbun, Inc, is a contest for junior high school, high school, and college students to learn about portfolios and write reports on themes of their choice. Students seriously contemplate which stocks to include in their portfolios. They carefully investigate newspaper articles, access Web sites of corporations, and some even visit companies to collect information. Based on the information that they have personally collected, students select and invest in stocks, and then write a report.

The investment performance and content of reports are evaluated, and the winning team is invited to take a training trip to the United States. The wining team of the fifth competition was a group of first-year high school students from Doshisha High School. The purpose of Nikkei Stock League, to “come in direct contact with the real economy, learn, and think,” has won praise from many schools. Since the first competition in 2000, more than 17,000 entrants have participated.

Sponsorship of Global House at Expo 2005 Aichi

We wish to help this generation and the next generation take a step in the right direction. We decided to sponsor Global House due to its purpose of investigating the relationship between nature and humankind in the 21st century on the theme of “Wisdom of Nature.” This pavilion features a cinema theater with the latest digital technology and the most talked-about exhibit: the head of a frozen mammoth excavated from permanently-frozen ground.

We consider it a privilege to help visitors to Global House understand the wisdom of nature, and recognize the preciousness of the global environment.

Corporate Data (as of March 31, 2005)

Capital: ¥182,799,788,854

Number of common stock issued: 1,965,919,860 shares

Number of shareholders: 225,334

(Number of shareholders holding one unit or more: 196,580)

Stock exchange listings:

Tokyo, Osaka, Nagoya, New York, Amsterdam (Euronext), and Singapore

Number of employees (consolidated basis): 14,344

Dividends

(Yen)

	96/3		97/3	98/3	99/3	00/3	01/3	02/3	03/3	04/3	05/3
											Interim	Year-end
Dividends per share	11	*	10	10	10	15	17.5	15	15	15	10	10

*	Including commemorative dividend of ¥1

Directors and Executive Officers (As of April 1, 2005)

Directors

Name	Title
Junichi Ujiie	Chairman of the Board of Directors, Chairman of the Nomination Committee and Chairman of the Compensation Committee

Nobuyuki Koga	(President & Chief Executive Officer)

Hiroshi Toda	(Deputy President & Chief Operating Officer)

Kazutoshi Inano	(Deputy President & Co-Chief Operating Officer)

Nobuyuki Shigemune	Audit Mission Director

Shozo Kumano	Audit Mission Director

Masaharu Shibata*	Member of the Compensation Committee and member of the Nomination Committee

Hideaki Kubori*	Member of the Compensation Committee and member of the Nomination Committee

Haruo Tsuji*	Chairman of the Audit Committee

Fumihide Nomura	Member of the Audit Committee

Koji Tajika*	Member of the Audit Committee

*	Outside director

Executive Officers

Name	Principal Positions
Junichi Ujiie

Nobuyuki Koga	President & Chief Executive Officer Representative Executive Officer

Hiroshi Toda	Deputy President & Chief Operating Officer Representative Executive Officer

Kazutoshi Inano	Deputy President & Co-Chief Operating Officer Representative Executive Officer

Takashi Yanagiya	Head of Global Investment Banking

Kenichi Watanabe	Head of Domestic Retail

Takumi Shibata	Head of Asset Management

Manabu Matsumoto	(Executive Vice President of Nomura Securities Co., Ltd. (NSC))

Hiromi Yamaji	(Executive Managing Director of NSC)

Shogo Sakaguchi	(Executive Managing Director of NSC)

Masanori Itatani	Head of Internal Audit

Yoshimitsu Oura	(Executive Managing Director of NSC)

Yusuke Yamada	(Executive Managing Director of NSC)

Hitoshi Tada	(Executive Managing Director of NSC)

Yasuo Agemura	Head of Global Markets

Akihiko Nakamura	Head of Global IT & Operations

Hideyuki Takahashi	Regional Management of Americas Region

Hiroshi Tanaka	In charge of Secretariat

Noriyasu Yoshizawa	Regional Management of China Region

Yasuo Yoshihara	In charge of Ethics & Discipline Dept.

Akira Maruyama	Head of Global Merchant Banking

Akihito Watanabe	Head of Global Research

Tetsu Ozaki	Head of Global Corporate Communications and in charge of General Affairs Dept. and Corporate Planning Dept.

Shigesuke Kashiwagi	Head of Global Fixed Income

Yugo Ishida	Regional Management of Europe Region

Atsuo Sakurai	Head of Asset Finance

Masafumi Nakada	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR and in charge of Tax Management Dept.

Hiromasa Yamazaki	Head of Global Equity

Kamezo Nakai	(Executive Vice President of Nomura Asset Management Co., Ltd. (NAM))

Takahide Mizuno	(Executive Vice President of NAM)

Atsushi Yoshikawa	(Executive Vice President of NAM)

Yasuaki Fukui	(President of Nomura Funds Research and Technologies Co., Ltd.)

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

Tokyo, May 31, 2005

Nomura Announces Results of Stock Repurchase Program from Market

Nomura Holdings, Inc. (“NHI”) today announced results of an ongoing stock repurchase program from the market. The stock repurchase program, originally announced on May 18, 2005, has been authorized for the period between May 19 and June 23, 2005, and is in accordance with Article 211-3-1-2 of the Commercial Code.

Details of stock repurchase activity for the period between May 19 and May 31, 2005 are as follows:

1. Type of shares:	NHI common stock
2. Purchase period:	May 19, 2005 through May 31, 2005
3. Number of shares repurchased:	8,499,200 shares
4. Aggregate purchase amount:	JPY 11,547,912,600
5. Method of repurchase:	Purchase via Tokyo Stock Exchange

Details of the stock repurchase program authorized at the Board of Directors held on May 18, 2005 are as follows:

1. Type of shares:	NHI common stock
2. Total shares authorized for repurchase:	Up to 25,000,000 shares
3. Total value of shares authorized for repurchase:	Up to 37.5 billion yen
4. Period:	May 19, 2005 to June 23, 2005

Cumulative data through May 31, 2005 is as follows:

1. Aggregate number of shares repurchased:	8,499,200 shares
2. Aggregate value of shares repurchased:	JPY 11,547,912,600

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Tokyo, June 1, 2005

Nomura 101st Ordinary General Meeting of Shareholders & Meeting Proceedings

Nomura Holdings, Inc. today announced that the proceedings of its 101st Ordinary General Meeting of Shareholders, which comes to order at 10:00 a.m. on June 28, 2005, will be uploaded in both Japanese and English to Nomura’s corporate website at:

http://www.nomuraholdings.com/investor/shm/2005/index.html

Nomura began posting the details of proceedings of its general shareholders’ meetings online eight years ago. The Nomura corporate website will provide a transcript of the proceedings, an agenda item time record and photographs.

On June 28, proceedings can also be accessed during business hours via computers installed at sales corners in branch offices throughout Japan.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	+81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.